Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

WYLE INC.

KBR HOLDINGS, LLC,

ROAD RUNNER MERGER SUB, INC.,

and

CSC SHAREHOLDER SERVICES LLC

Dated as of May 18, 2016

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBIT LIST

Exhibit A	-	Company Stockholder Consent
Exhibit B	-	Guaranty
Exhibit C	-	Net Working Capital Sample Calculation
Exhibit D	-	Transaction Tax Benefits Amount
Exhibit E	-	Certificate of Merger
Exhibit F	-	Instruction Letter
Exhibit G	-	Non-Solicitation Agreement
Exhibit H	-	Letter of Transmittal

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into and effective as of the 18th day of May, 2016, by and among Wyle Inc., a Delaware corporation (the “Company”), KBR Holdings, LLC, a Delaware limited liability company (“Parent”), Road Runner Merger Sub, a Delaware corporation (“Merger Subsidiary”) and CSC Shareholder Services LLC, a Delaware limited liability company (the “Stakeholder Representative”). The Company, Parent, Merger Subsidiary and the Stakeholder Representative shall be referred to herein individually each as a “Party” and collectively as “Parties”.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have unanimously approved this Agreement and the merger of Merger Subsidiary with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the CSC Stockholders (as defined below) and certain other Stockholders, who hold an aggregate of 224,408,625 shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”) have executed and delivered into escrow a written consent and release in the form attached hereto as Exhibit A, approving this Agreement, the Merger, the transactions contemplated hereby and the designation of CSC Shareholder Services LLC as the Stakeholder Representative with respect to this Agreement all in accordance with the DGCL and the Organizational Documents of the Company, which consent and release will become effective by its terms immediately after the execution of this Agreement by the Parties (the “Company Stockholder Consent”);

WHEREAS, Parent, in its capacity as sole stockholder of Merger Subsidiary, has executed and delivered into escrow a written consent approving this Agreement, the Merger and the transactions contemplated hereby, which consent will become effective by its terms immediately after the execution of this Agreement by the Parties; and

WHEREAS, as an inducement for the Company to enter into this Agreement, the Guarantor has executed and delivered to the Company that certain guaranty, dated as of the date hereof and attached hereto as Exhibit B, pursuant to which the Guarantor has agreed to guarantee the obligations of Parent and Merger Subsidiary hereunder.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Article I.

“Accounting Methodology” means, collectively, the accounting principles and practices used in preparing the audited consolidated balance sheet of the Company and its Subsidiaries as of December 27, 2015, applied on a consistent basis and set forth on Section 1.1 of the Company Disclosure Letter; provided that “Current Liabilities” and “Indebtedness” shall not include any debt or other payments, including fees and expenses, to be made pursuant to this Agreement or to the extent incurred by or at the direction of Parent, Merger Subsidiary or their respective Affiliates or otherwise relating to Parent’s, Merger Subsidiary’s or their respective Affiliates’ financing for the transactions contemplated hereby.

“Acquired Companies” means, collectively, the Company (including the Surviving Corporation after the Effective Time) and its Subsidiaries.

“Action” means any action, claim, complaint, petition, subpoena, suit, arbitration or other litigation or proceeding, whether civil or criminal, at Law or in equity by or before any arbitral body of competent jurisdiction or Governmental Entity.

“Adjustment Cap Amount” means Ten Million Dollars ($10,000,000.00).

“Affiliate” means a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as the same may be amended or supplemented, together with all Exhibits and the Company Disclosure Letter attached hereto.

“Balance Sheet Date” means December 27, 2015.

“Base Purchase Price” means Six Hundred Million Dollars ($600,000,000).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“Cash” means (x) the sum of cash and cash equivalents (including marketable securities and short term investments) and certificates of deposit, in each case determined in accordance with the Accounting Methodology as of the Purchase Price Measurement Time. For the avoidance of doubt, Cash shall (a) be calculated net of uncleared checks and drafts issued by the Acquired Companies (to the extent there has been a reduction of accounts payable on account thereof) and (b) include uncleared checks and drafts received or deposited for the account of the Acquired Companies (to the extent there has been a reduction in accounts receivable on account thereof).

“Closing Cash Consideration” means the amount equal to the Base Purchase Price, minus (a) the Stockholder Reserve Amount, plus (b) Estimated Closing Cash, minus (c) the Estimated Closing Indebtedness, minus (d) the Estimated Unpaid Transaction Expense Amount, plus (e) the Estimated Net Working Capital Difference, minus (f) the Current Income Tax Liabilities; plus (g) the Transaction Tax Benefits Amount.

“Closing Per Share Cash Consideration” means an amount equal to the quotient of (a) the sum of (i) Closing Cash Consideration and (ii) the aggregate dollar amount that would have been payable to the Company as exercise price for the exercise of all Vested Company Options that are In-the-Money Company Options as of the Purchase Price Measurement Time (without regard to any future Distributions), divided by (b) the sum of (i) the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time and (ii) the aggregate number of shares of Common Stock subject to all Vested Company Options that are In-the-Money Company Options as of the Purchase Price Measurement Time (without regard to any future Distributions).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” means the disclosure letter of the Company referred to in, and delivered to Parent on the date hereof pursuant to this Agreement.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Sections 3.1 (Organization and Good Standing of the Company), 3.2 (Authorization by the Company), 3.3(a) (Subsidiaries), 3.5 (Capital Structure), 3.20 (Brokers’ Fees) and 3.23 (Vote Required).

“Company Intellectual Property” means (a) Patents, (b) Copyrights, (c) Trademarks, (d) Domain Names, (e) Software and (f) material Confidential and Proprietary Information that, in each case of (a)-(f), is owned in whole or in part by any Acquired Company.

“Company Option” means each option outstanding as of immediately prior to the Effective Time that was granted under the Stock Option Plan or otherwise to purchase shares of Common Stock from the Company. “Company Options” means all Company Options.

“Company Options Formula” means, at the Purchase Price Measurement Time or at the time of any Distribution, the quotient of (a) the sum of (i) Closing Cash Consideration (if measured at the Purchase Price Measurement Time) or the Cumulative Equity Payment Amount (if measured at the time of any Distribution) and (ii) the aggregate exercise price (as of the Purchase Price Measurement Time) for all Vested Company Options, divided by (b) the sum of (i) the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time and (ii) the total number of shares of Common Stock subject to Vested Company Options. If the quotient of this formula results in an amount which is less than or equal to the exercise price of any Vested Company Options (with such exercise price determined as of the Purchase Price Measurement Time), the formula shall be recalculated without including the Vested Company Options with an exercise price (with such exercise price determined as of the Purchase Price Measurement Time) equal to or higher than such resulting amount, and such process shall be repeated until such time as the resulting amount is greater than the exercise price (with such exercise price determined as of the Purchase Price Measurement Time) of all included Vested Company Options or until no such Vested Company Options remain.

“Company Plan” means each Plan that is maintained, sponsored, contributed to or required to be contributed to by any Acquired Company for the benefit of any current or former employee, officer, director or independent contractor of any of the Acquired Companies or as to which any Acquired Company has any Liability, including on account of an ERISA Affiliate.

“Company Software” means Software owned by each Acquired Company and made generally available for licensing to its customers (other than Software made available pursuant to Government Contracts).

“Confidentiality Agreement” means that certain Confidentiality Agreement between the Company and KBR, Inc., dated February 26, 2016, as amended from time to time.

“Contingent Litigation Costs” has the meaning set forth on Section 1.2 of the Company Disclosure Letter.

“Contingent Litigation Proceeding” shall mean the Action set forth on Section 1.2 of the Company Disclosure Letter.

“Contingent Litigation Proceeds” shall mean the proceeds actually received by the Company or any Subsidiary of the Company, unconditionally and without recourse, as a result of the final resolution of Contingent Litigation Proceeding less all Contingent Litigation Costs.

“Contract” means any binding contract, instrument, agreement, commitment, franchise, indenture, lease, license, note, bond, mortgage, including any binding master service agreement, or service level agreement. For the avoidance of doubt, the term “Contract” shall not include any Government Bids.

“CSC Stockholders” means, collectively, Court Square Capital Partners II, L.P., a Delaware limited partnership, Court Square Capital Partners II-A, L.P., a Delaware limited partnership, Court Square Capital Partners (Executive) II, L.P., a Delaware limited partnership, and Court Square Capital Partners (Offshore) II, L.P., a Cayman Islands exempted limited partnership.

“Cumulative Equity Payment Amount” means, at the time of any Distribution, an amount equal to the Closing Cash Consideration plus the aggregate amount of all Distributions made prior to or concurrently with such Distribution, if any, plus the amount of such Distribution.

“Current Assets” means, with respect to the Acquired Companies as of the Purchase Price Measurement Time, current assets as determined in accordance with the Accounting Methodology, excluding current Tax assets, deferred Tax assets and Cash.

“Current Income Tax Liabilities” means, as of the Purchase Price Measurement Time, the sum of the current income Tax liabilities of the Acquired Companies for the period ending with the Closing Date minus any current Tax assets of the Acquired Companies that relate to income Taxes, but excluding any income Taxes included in Unpaid Transaction Expenses.

“Current Liabilities” means, with respect to the Acquired Companies as of the Purchase Price Measurement Time, current liabilities as determined in accordance with the Accounting Methodology, excluding any Indebtedness, Unpaid Transaction Expenses, current and deferred Tax liabilities and Current Income Tax Liabilities; provided that Current Liabilities shall include the employer share (including any obligation to remit withheld Taxes) of any accrued and unpaid payroll or employment Taxes (excluding Unpaid Transaction Expenses).

“DGCL” means the Delaware General Corporation Law.

“Distribution” means any cash payment to be paid to Holders in respect of Common Stock or Vested Company Options following the Closing as set forth in this Agreement, including any distribution pursuant to Section 2.7(d)(ii) (but excluding the payment of the Closing Cash Per Share Consideration) and any distribution pursuant to Section 6.17(f).

“Distribution Per Share Amount” means, with respect to any Distribution, an amount equal to the quotient of (a) the sum of the Cumulative Equity Payment Amount with respect to such Distribution and the aggregate dollar amount that would have been payable to the Company as exercise price for all of the Vested Company Options that are In-the-Money Company Options at the time of such Distribution (with such exercise price determined as of the Purchase Price Measurement Time), divided by (b) the sum of the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time and the aggregate number of shares of Common Stock subject to the Vested Company Options that are In-the-Money Company Options at the time of such Distribution.

“Encumbrance” means any lien, encumbrance, security interest, option, pledge, mortgage, deed of trust, hypothecation, conditional sale, title defect, voting trust agreement, right of first refusal, right of preemption or restriction on transfer or other dispositions of title or restrictions on voting, whether imposed by agreement, Law, equity or otherwise.

“Environmental Permits” means any Permits required under Environmental Laws.

“Equity Interests” means any share capital, capital stock, partnership or limited liability company interest or other equity or voting interest, stock or unit appreciation rights or phantom units or any security or evidence of Indebtedness convertible into or exchangeable or exercisable for any share capital, capital stock, partnership or limited liability company interest or other equity interest, or any right, warrant or option to acquire any of the foregoing, whether vested or unvested, or other instrument or right the value of which is based on any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations published thereunder.

“ERISA Affiliate” means, with respect to the Acquired Companies, any other Person that, together with the Acquired Companies, would be treated as a single employer under Section 414 of the Code.

“Final Adjusted Closing Cash Consideration” means the amount equal to the Base Purchase Price, minus (a) the Stockholder Reserve Amount, plus (b) Final Closing Cash minus (c) the Final Closing Indebtedness, minus (d) the Final Unpaid Transaction Expense Amount, plus (e) the Final Net Working Capital Difference, minus (f) the Current Income Tax Liabilities; plus (g) the Transaction Tax Benefits Amount.

“Final Adjustment Amount” means an amount (which may be positive, negative or zero) equal to the (a) Final Adjusted Closing Cash Consideration minus (b) Closing Cash Consideration.

“Financial Statements” means, collectively, (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 27, 2015, December 28, 2014 and December 29, 2013 and the audited consolidated statements of operations, income, stockholders’ equity and comprehensive income or loss, and cash flows of the Company and its Subsidiaries for each of the fifty-two (52) week periods ended as of December 27, 2015, December 28, 2014 and December 29, 2013 including any notes thereto and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 27, 2016 and the unaudited consolidated statements of operations, income, stockholders’ equity and comprehensive income or loss, and cash flows of the Company and its Subsidiaries for the thirteen (13) week period ended March 27, 2016, without any footnotes.

“Fraud” by a Person means an actual and intentional fraud with respect to the making of the representations and warranties expressly made in a Transaction Agreement, in which such Person had actual knowledge (as opposed to imputed or constructive knowledge) that such representations and warranties made by such Person or by the Company as qualified by the Company Disclosure Schedule were actually breached or untrue when made.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Government Bid” means any quotation, bid or proposal made by the Company for supplies or services to be delivered or provided by the Company that, if awarded to the Company, would lead to a Government Contract

“Government Contract” shall mean any Contract entered into with a Governmental Entity requiring the performance of services by any Acquired Company and the making of payments to such Acquired Company. The term “Government Contract” also includes any subcontract in which the Company is a subcontractor to another entity under such entity’s prime contract with a Governmental Entity or subcontract with a higher-tier subcontractor where such subcontract expressly states that the prime contract is with a Governmental Entity, in each case including any task order or delivery orders issued under, or any modifications to, any such prime contract or subcontract.

“Governmental Entity” means any United States or non-U.S. federal, state or municipal government, or any agency, authority, bureau, board, commission, court, department, tribunal, taxing authority or instrumentality thereof or any self-regulatory authority with similar powers.

“Guarantor” means KBR, Inc.

“Hazardous Substances” means all (x) substances, materials, wastes, or radiation, (y) pollutants or (z) contaminants, in each case listed, defined or regulated under any Environmental Law, and includes petroleum and petroleum products, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“Holders” means, collectively, the holders of the Common Stock (other than Dissenting Shares) immediately prior to the Effective Time and the holders of In-the-Money Company Options that are Vested Company Options. “Holder” means any of the Holders.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Money Company Options” means, at the Purchase Price Measurement Time or at the time of any Distribution, the Vested Company Options remaining after the completion of the Company Options Formula at such time.

“Indebtedness” means the following obligations of any of the Acquired Companies, without duplication and excluding any Current Liabilities and intercompany obligations: (a) the principal of and any accrued interest in respect of indebtedness for borrowed money; (b) all obligations evidenced by notes, bonds (including insurance and performance bonds), debentures, acceptances, instruments or other debt securities; (c) any premium, break fee or other cost payable in connection with terminating or unwinding the Indebtedness set forth in the preceding clauses (a) or (b); (d) all obligations arising out of reimbursement obligations under drawn but unreimbursed letters of credit issued for such Person’s account; (e) obligations for which any Acquired Company is obligated pursuant to any hedging, swap or similar arrangement; (f) the capitalized portion of lease obligations under capital leases; (g) any premium, cost (including administrative expense) or penalty payable in connection with the prepayment of any Indebtedness on the Closing Date; (h) any premium, break fee or other cost payable in connection with terminating or unwinding any hedging, swap or similar arrangement on the Closing Date; (i) all obligations arising from installment purchases of property or representing the deferred purchase price of property or services for which any of the Acquired Companies is liable, contingently or otherwise (other than trade payables incurred in the ordinary course of business); and (j) all obligations of the type referred to in clauses (a) through (h) above (j) that are secured by any Encumbrance on the assets of any of the Acquired Companies or (ii) for which any of the Acquired Companies is obligated pursuant to a guaranty.

“Independent Accounting Firm” means any nationally recognized firm of independent certified public accountants mutually acceptable to both the Company and the Stakeholder Representative.

“Intellectual Property” means (a) patents and patent applications, including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof (“Patents”); (b) copyrights, all registrations and applications to register the same, “moral rights,”(to the extent that such rights can be assigned) and mask works (“Copyrights”); (c) trademarks, service marks, trade names, and other source identifiers, together with all associated goodwill associated with the foregoing, and all registrations and applications to register same (“Trademarks”); and (d) Internet domain name registrations and web sites (“Domain Names”); (e) software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation) (“Software”); (f) confidential and proprietary information, including trade secrets, know-how, technologies, processes, techniques, methods, architectures and customer lists (“Confidential and Proprietary Information”); and (g) any rights corresponding to the foregoing in any jurisdiction.

“Key Employee” means the employees identified on Section 1.3 of the Company Disclosure Letter.

“Knowledge of the Company” means the actual knowledge of the individuals set forth on Section 1.4 of the Company Disclosure Letter after reasonable due inquiry.

“Law” means any law (including common law), statute, code, rule, regulation, order, settlement, arbitration or other award, ordinance, judgment or decree, injunction or other pronouncement of any Governmental Entity having the effect of Law.

“Liabilities” means any indebtedness, obligation or other liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Material Adverse Effect” means any change, event, effect or circumstance that has had or would reasonably be expected to have a material adverse effect (whether individually or when taken together with all other changes, events, effects or circumstances) on (a) the business, condition (financial or otherwise), assets or results of operations of the Acquired Companies, taken as a whole or (b) the ability of the Company or the Stakeholder Representative to perform timely its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated herein; provided, however, that with respect to clause (a) of this definition any change, event, effect or circumstance resulting from any of the following shall not be deemed to constitute a Material Adverse Effect: (i) any change in the United States or non-U.S. economies or securities or financial or capital markets in general, or geographic, regulatory or political conditions in general; (ii) national or international political conditions, terrorism, war or the outbreak of hostilities, or natural disasters anywhere in the world, whether commencing before or after the date of this Agreement; (iii) any change that generally affects any industry in which the Acquired Companies operate; (iv) any change in Law or interpretations thereof, or any change in accounting regulations or principles or interpretations thereof following the date hereof; (v) any failure by the Acquired Companies to meet any internal or published projections, forecasts or revenue or earnings predictions, provided that the underlying cause of such failure may, to the extent otherwise permitted hereby, still be taken into account when determining if a Material Adverse Effect has occurred, if not otherwise excluded by (i) – (iv) or (vi)-(ix) hereto; (vi) the public announcement of this Agreement; (vii) any loss of customers or suppliers directly resulting from the identity of Parent or its Affiliates; (viii) any matter that is set forth in Section 1.5 of the Company Disclosure Letter, except to the extent of any changes in such matter after the date hereof which changes may be taken into account in determining whether a Material Adverse Effect has occurred or (ix) any action taken by the Company at the written request of Parent other than in accordance with the terms of this Agreement or any action taken by Parent other than in accordance with the terms of this Agreement or as required under Law, provided that the underlying cause of such action in any case may, to the extent otherwise permitted hereby, still be taken into account when determining if a Material Adverse Effect has occurred, if not otherwise excluded by (i) – (viii) hereto; unless, in the case of clauses (i), (ii) or (iii), such change, event, effect or circumstance has a disproportionate effect on the Acquired Companies that it does not have on other Persons in general.

“Net Working Capital” means Current Assets minus Current Liabilities calculated in accordance with the Accounting Methodology and the sample calculation set forth on Exhibit C hereto; provided that “Net Working Capital” shall exclude any item included or otherwise provided for in Cash or Indebtedness. The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital consistent with the Accounting Methodology without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies.

“Net Working Capital Difference” means the amount (which may be negative), if any, equal to (a) the aggregate amount of the Acquired Companies’ Net Working Capital, minus (b) Target Net Working Capital.

“Order” means any order, injunction, judgment, decree, consent decree, settlement agreement, enactment, ruling, writ, assessment, award, subpoena, stipulation, verdict or other decision of any Governmental Entity of competent jurisdiction.

“Organizational Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs (including certificate of incorporation, certificate of formation, memorandum of association, articles of association, partnership agreement, constitutional documents, by-laws or operating agreement).

“Paying Agent” means such paying agent as selected by the Stakeholder Representative and reasonably satisfactory to Parent.

“Paying Agent Agreement” means that certain Paying Agent Agreement in customary form and substance between Paying Agent and the Company.

“Permit” means all issued approvals, authorizations, certificates, licenses, consents and permits required by any Governmental Entity.

“Permitted Encumbrance” means: (a) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations, or that arose or were created in the ordinary course of business; (b) mechanics, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other Encumbrances which have arisen in the ordinary course of business or that arose or were created in the ordinary course of business for amounts which are not due and payable or which are being contested in good faith by appropriate proceedings (so long as such proceedings stay any forfeiture), in each case for which adequate reserves have been set forth on the Estimated

Closing Balance Sheet in accordance with GAAP; (c) Encumbrances expressly approved by Parent in writing after the date hereof; (d) Encumbrances for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings (so long as such proceedings stay any forfeiture), in each case for which adequate reserves have been set forth on the Financial Statements in accordance with GAAP; (e) requirements and restrictions of zoning, building and other Laws, rules and regulations, which are not violated by the current use and occupancy of the applicable real property; (f) statutory liens of landlords for amounts not yet due and payable or which are being contested in good faith by appropriate proceedings (so long as such proceedings stay any forfeiture), in each case for which adequate reserves have been set forth on the Estimated Closing Balance Sheet in accordance with GAAP; (g) purchase money liens, liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business or that arose or were created in the ordinary course of business; (h) Encumbrances set forth in any title policy or title report with respect to Leased Real Property that is provided to Parent prior to the date of this Agreement that do not individually or in the aggregate materially interfere with the existing use thereof by the Acquired Companies; (i) unrecorded easements, leases, tenancies, license agreements, covenants, rights-of-way and other Encumbrances and similar restrictions on any Leased Real Property that do not individually or in the aggregate materially interfere with the existing use thereof by the Acquired Companies; (j) Encumbrances securing any Indebtedness that will be repaid on or prior to the Closing Date; and (k) Encumbrances set forth in Section 1.6 of the Company Disclosure Letter.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Plan” means (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (whether or not subject to ERISA) and (b) any other material compensation or benefit plan, program, policy, agreement or arrangement (including pension, profit sharing, 401(k), retirement, severance, welfare, life insurance, medical, dental, disability, deferred compensation, stock purchase, stock option, other equity-based, retirement, employment, change-in-control, retention, bonus or incentive), whether or not written and whether funded or unfunded.

“Preliminary Adjusted Closing Cash Consideration” means the amount equal to the Base Purchase Price, minus (a) the Stockholder Reserve Amount, plus (b) Preliminary Closing Cash, minus (c) the Preliminary Closing Indebtedness, minus (d) the Preliminary Unpaid Transaction Expense Amount, plus (e) the Preliminary Net Working Capital Difference, minus (f) the Current Income Tax Liabilities; plus (g) the Transaction Tax Benefits Amount.

“Purchase Price Measurement Time” means the close of business on the Closing Date, without giving effect to the transactions contemplated by, and the payments to be made pursuant to, this Agreement (and, for the avoidance of doubt, without giving effect to any Indebtedness incurred at the direction of Parent or Merger Subsidiary).

“Related Persons” with respect to a Person, means such Person’s former, current or future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors or representatives or Affiliates or assignees of any of the foregoing.

“Release” means the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, disposing, dispersing, or migrating into or through the environment.

“Represented Party” means any Holder of Common Stock and any holder of Company Options. The Represented Parties, collectively, are referred to as the “Represented Parties.”

“RWI Policy” means a transactional risk insurance policy with respect to breaches of representations, warranties and Taxes procured by Parent in connection with this Agreement on terms and conditions reasonably acceptable to Parent.

“Securityholders Agreement” means the Securityholders Agreement, dated as of June 26, 2009, by and among the Company, the CSC Stockholders and the other investors party thereto.

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. Solely for purposes of this definition of “Solvent”, the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Stock Option Plan” means the Company’s Stock Option Plan as in effect on the date of this Agreement.

“Stockholder Reserve Account” means the account established by the Stakeholder Representative for the purpose of holding the Stockholder Reserve Amount.

“Stockholder Reserve Amount” means Fifteen Million Dollars ($15,000,000.00).

“Stockholders” means the holders of the Common Stock, other than holders of any Dissenting Shares, and “Stockholder” means any of the Stockholders.

“Subsidiary” of any Person means, on any date, any Person (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (b) of which securities or other ownership interests representing more than fifty percent of the Equity Interests or more than fifty percent of the ordinary voting power or, in the case of a partnership, more than fifty percent of the general partnership interests or more than fifty percent of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person or (c) in which such Person has the contractual or other power to designate a majority of the board of directors or other governing body.

“Target Net Working Capital” means Thirty Four Million Dollars ($34,000,000).

“Tax” means any federal, state, county, local or foreign income, sales and use, value added, goods and services, excise, franchise, occupancy, real and personal property, gains, profits, escheat, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, custom, levy, fee, assessment or charge imposed by any Governmental Entity, including any interest, addition to tax, or penalties related thereto.

“Tax Return” means any return, claim for refund, report, declaration, information return or other document filed or required to be filed with any Governmental Entity with respect to Taxes, including any amendments thereof and including any schedules or attachments thereto.

“Transaction Agreements” means this Agreement, the Company Stockholder Consent, Paying Agent Agreement, Non-Solicitation Agreements, the Instruction Letters, the Letters of Transmittal and the certificates delivered pursuant to this Agreement.

“Transaction Expenses” means (without duplication) any fees and expenses of any Acquired Company which are incurred by or on behalf of any of the Stockholders or any of the Acquired Companies related to, in connection with the preparation, negotiation and the consummation of, or which become due and payable as a result of (but excluding “double trigger” items other than as set forth in clause (e) of this definition), any of the Transaction Agreements and/or the Merger, including (a) fees and expenses of legal counsel, accountants, investment bankers, brokers, agents, advisors or other representatives and consultants, including the fees and expenses for the preparation of diligence materials and the hosting of the Data Room, (b) any stay bonus, retention bonus, sale bonus, change in control payments or bonus, transaction completion bonus or similar payments required to be made to any current or former employees of any of the Acquired Companies and the employer share of any payroll or employment Taxes related thereto or resulting from the Option Payments, (c) the Company’s portion of the antitrust filing fees pursuant to Section 6.5(a), (d) any gross-up for Taxes imposed under Section 4999 of the Code (and all Taxes imposed on any such gross-up, including any gross-up described in this parenthetical) to any “disqualified individual” (within the meaning of Code Section 280G) of an Acquired Company payable or triggered in respect of any payment to be made by reason of the consummation of the transactions contemplated by this Agreement (whether alone or in combination with any other event other than Parent’s termination of employment of an employee after Closing) that is payable pursuant to an individual agreement, a Company Plan or Contract, in any case, that is entered into by such Person and an Acquired Company prior to the Effective Time, but in any event disregarding any portion of such gross-up resulting from any compensation or benefits paid or to be paid pursuant to any Contract negotiated or entered into by Parent or any of its Affiliates (determined as of immediately prior to the Effective Time) at or prior to the Effective Time (excluding the Merger Agreement), and (e) the aggregate amount of retention bonuses payable pursuant to the retention bonus program described in Section 1.7 of the Company Disclosure Letter. The term “Transaction Expenses” does not include any fees or expenses incurred by or on behalf of Parent, Merger Subsidiary or their respective Affiliates, other than as set forth in clause (c) of this definition.

“Transaction Tax Benefits Amount” has the meaning set forth on Exhibit D.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or Taxes together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto incurred in connection with the transactions contemplated by this Agreement.

“Unpaid Transaction Expenses” means any Transaction Expenses that have not been paid as of the Purchase Price Measurement Time, to the extent not taken into account when determining Cash, Current Liabilities or Indebtedness.

“Vested Company Option” means any Company Option that is outstanding as of immediately prior to the Effective Time and that, pursuant to the terms of the applicable option agreement evidencing such Company Option or through action taken by the Board of Directors of the Company, is vested immediately prior to the Effective Time or would become vested as a result of the consummation of the transactions contemplated hereby.

Index of Additional Defined Terms:

Acquisition Transaction	62
Adjusted Option Distribution Amount	18
Adjusted Share Distribution Amount	16
Affiliate Contract	46
Certificate of Merger	15
Certificates	21
Closing	19
Closing Date	19
Closing Date Statement	18
Common Stock	1
Company	1
Company Contracts	33
Company Indemnitees	58
Company IPR Agreements	44
Company Leases	30
Company Stockholder Consent	1
Continuing Employee	63

Contractual Representations	50
Current Policies	58
Current Revised Engagement Letter	65
Data Protection Laws	47
Data Room	75
Dispute Notice	23
Dissenting Shares	17
DSS	38
Effective Time	15
Environmental Laws	40
Estimated Closing Balance Sheet	18
Estimated Closing Cash	18
Estimated Closing Cash Consideration	18
Estimated Closing Indebtedness	18
Estimated Closing Per Share Cash Consideration	18
Estimated Net Working Capital	18
Estimated Net Working Capital Difference	18
Estimated Unpaid Transaction Expense Amount	18
FAR	35
FCPA	40
Final Closing Cash	24
Final Closing Indebtedness	24
Final Net Working Capital	24
Final Net Working Capital Difference	24
Final Unpaid Transaction Expense Amount	24
Financing	49
Funded Backlog	38
Governmental Filings	27
Indemnity Agreement	58
Instruction Letter	18
IT Systems	44
Leased Real Property	30
Letter of Transmittal	21
LC	20
Material Company Contract	46
Material Government Bids	35
Material Government Contracts	34
Material Vendors	47
Merger	1
Merger Consideration	16
Merger Subsidiary	1
NISPOM	38
Non-Solicitation Agreements	20
Open Material Government Contract	36
Option Payment	18
Option Payments	18

Outside Date	69
Owned Real Property	30
Parent	1
Parent Adverse Consequences	57
Parent Plan	63
Parent Representations	51
Parties	1
Party	1
PII	47
Preliminary Closing Balance Sheet	22
Preliminary Closing Cash	23
Preliminary Closing Indebtedness	23
Preliminary Closing Statement	23
Preliminary Net Working Capital	23
Preliminary Net Working Capital Difference	23
Preliminary Unpaid Transaction Expense Amount	23
Real Property	30
Real Property Laws	31
Registered Intellectual Property	43
Required Stockholder Consent	46
SEC	29
Stakeholder Representative	1
Stockholder Group	79
Stock Purchase Agreement	33
Surviving Corporation	16
Tail Policy	58
Trade Compliance Laws	41
Unfunded Backlog	38
Waiving Parties	79

ARTICLE II

THE MERGER

Section 2.1 The Merger.

(a) The Merger. On the Closing Date, the Parties shall execute and file, in accordance with the DGCL, a certificate of merger substantially in the form attached hereto as Exhibit E (the “Certificate of Merger”), and shall make all other filings or recordings required under the DGCL to consummate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”). At the Effective Time, in accordance with this Agreement and the DGCL, Merger Subsidiary shall merge with and into the Company and the separate existence and corporate organization of Merger Subsidiary (except as may be continued by operation of Law) shall cease and the Company shall survive the Merger as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall succeed to and assume all the rights and obligations of Merger Subsidiary and the Company in accordance with the DGCL. The Merger shall have the effects set forth in Section 259 of the DGCL.

(b) Certificate of Incorporation and Bylaws. Pursuant to the Merger, at the Effective Time, the Certificate of Incorporation of the Company shall be amended in its entirety to read as the Restated Certificate of Incorporation attached to the Certificate of Merger, and as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. From and after the Effective Time, the Bylaws of Merger Subsidiary as in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until changed or amended as provided therein or by applicable Law.

(c) Directors and Officers. The directors of Merger Subsidiary shall be the directors of the Surviving Corporation, each such director to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until such director’s successor is duly elected and qualified, or such director’s earlier resignation or removal. The officers of Merger Subsidiary shall be the officers of the Surviving Corporation, each such officer to hold office in accordance with the Bylaws of the Surviving Corporation and until such officer’s successor is duly elected and qualified, or such officer’s earlier resignation or removal.

Section 2.2 Conversion of Outstanding Capital Stock.

(a) Conversion of Outstanding Capital Stock and Membership Interests. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or any Stockholder:

(i) each share of Common Stock issued and outstanding as of the Purchase Price Measurement Time, other than any Dissenting Shares, shall be converted into and represent the right to receive an amount in cash equal to (A) the Closing Per Share Cash Consideration and (B) with respect to any future Distribution, the Distribution Per Share Amount minus the Closing Per Share Cash Consideration received with respect to such share minus the amount of Distributions received with respect to such share in connection with any prior Distribution (the “Adjusted Share Distribution Amount”), in each case payable when and as provided herein (all amounts referred to in clause (i) of this Section 2.2(a), the “Merger Consideration”); and

(ii) each share of common stock, $0.01 par value per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b) Dissenting Shares. Notwithstanding Section 2.2(a), shares of Common Stock outstanding as of the Purchase Price Measurement Time and held by a holder who has demanded appraisal for such shares (“Dissenting Shares”) in accordance with the DGCL shall not be converted into or represent the right to receive the applicable Merger

Consideration, unless such holder withdraws or otherwise loses (through failure to perfect or otherwise) its right to appraisal, and each holder of Dissenting Shares shall be entitled only to such rights with respect to such Dissenting Shares as may be granted to such holder pursuant to Section 262 of the DGCL. If after the Effective Time such holder withdraws or loses (through failure to perfect or otherwise) its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration payable with respect thereto, and any right of such holder to a judicial appraisal of the Dissenting Shares shall be extinguished.

Section 2.3 Option Payments.

(a) The Company will take all action necessary such that at the Effective Time, each outstanding Company Option shall terminate and be cancelled and, thereafter, the holder of each outstanding Company Option shall only be entitled to the payments (if any) set forth in this Section 2.3 with respect to such cancelled Company Options. Each Holder of a Vested Company Option shall be entitled to receive the following:

(i) if such Vested Company Option is an In-the-Money Company Option at the Purchase Price Measurement Time (without regard to any future Distributions), an amount in cash equal to (A) (x) the number of shares of Common Stock subject to such In-the-Money Company Option times (y) the Closing Per Share Cash Consideration minus (z) the aggregate exercise price of such In-the-Money Company Option as of the Purchase Price Measurement Time, and (B) with respect to any future Distribution, an amount in cash equal to (1) the number of shares of Common Stock subject to such In-the-Money Company Option times the difference between (x) the Distribution Per Share Amount minus (y) the Closing Per Share Cash Consideration, minus (2) the amount of Distributions received with respect to such In-the-Money Company Option in connection with any prior Distribution;

(ii) if such Vested Company Option is not an In-the-Money Company Option at the Purchase Price Measurement Time but becomes an In-the-Money Company Option at the time of any Distribution, an amount in cash equal to (I) (x)the number of shares of Common Stock subject to such In-the-Money Company Option times (y)(A) the Distribution Per Share Amount minus (B) the per share exercise price of such In-the-Money Company Option as of the Purchase Price Measurement Time, minus (II) the amount of Distributions received with respect to such In-the-Money Company Option in connection with any prior Distribution (the amount payable pursuant to this Section 2.3(ii) or pursuant to Section 2.3(a)(i)(B), as applicable, the “Adjusted Option Distribution Amount”); or

(iii) if such Vested Company Option is at no time an In-the-Money Company Option, then no payment shall be made with respect thereto.

(b) If a Company Option is not a Vested Company Option, then no payment shall be made with respect thereto.

(c) The payments described in Section 2.3(a) hereof are referred to herein as the “Option Payments” and each an “Option Payment” Notwithstanding any provision contained in this Agreement to the contrary, when an Option Payment becomes payable at the Closing or at any other time (including when such Option Payment is to be made from the Stockholder Reserve Account), such Option Payment shall be paid to the Surviving Corporation or one of its Subsidiaries for payment through its payroll system to the applicable Holder of the Company Option giving rise to such Option Payment, less all applicable withholding Taxes. The amount of any such withholding Taxes shall be treated as having been received by the recipient of the Option Payment for all purposes of this Agreement.

(d) Until a Person entitled to an Option Payment submits an instruction letter within sixty (60) days after the Closing Date or, with respect to Distributions as provided by Section 2.3(a)(ii), within sixty (60) days after the date of the first such Distribution, in the form and substance substantially similar to Exhibit F attached hereto (an “Instruction Letter”), neither the Surviving Corporation nor the Stakeholder Representative shall be required to pay such Person the cash to which it would otherwise have been entitled.

Section 2.4 Computation of the Closing Cash Consideration.

No later than three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Parent an estimated consolidated balance sheet of the Acquired Companies as of the Purchase Price Measurement Time (the “Estimated Closing Balance Sheet”) and a certificate signed on behalf of the Company by an executive officer of the Company (the “Closing Date Statement”), setting forth, in each case as of the anticipated Purchase Price Measurement Time, a good faith estimate of (a) Net Working Capital (the “Estimated Net Working Capital”), (b) the Cash of the Acquired Companies (the “Estimated Closing Cash”), (c) Indebtedness (the “Estimated Closing Indebtedness”), (d) the Unpaid Transaction Expenses (the “Estimated Unpaid Transaction Expense Amount”), (e) Current Income Tax Liabilities (f) the Transaction Tax Benefits Amount, (g) calculations in reasonable detail of the Net Working Capital Difference (the “Estimated Net Working Capital Difference”), (h) the Closing Cash Consideration calculated from the foregoing (the “Estimated Closing Cash Consideration”) and (i) the Closing Per Share Cash Consideration calculated from the foregoing (the “Estimated Closing Per Share Cash Consideration”) and the components thereof, which in each case have been prepared in good faith in accordance with the Accounting Methodology. Parent shall be entitled to review, comment on and request reasonable changes to the Closing Date Statement, and, subject to Section 6.4, the Company shall provide Parent and its representatives with reasonable access to all relevant work papers, schedules, memoranda and other documents prepared by or available to the Company or its representatives in connection with its preparation of the Closing Date Statement and its calculation of the amounts shown in the Closing Date Statement and to finance personnel of the Acquired Companies and any other information which Parent reasonably requests, and the Company shall, and shall cause the Acquired Companies to, cooperate with Parent and its representatives in connection therewith. The Company shall consider Parent’s proposed changes to the Closing Date Statement in good faith but shall not be required to accept any such proposed changes. If the Company accepts any changes, references to the Estimated Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness, the Estimated Unpaid Transaction Expense Amount, the Estimated Closing Cash Consideration and the Estimated Closing Per Share Cash Consideration shall be deemed to be references to such items as set forth in the Closing Date Statement but revised to reflect the changes accepted by the Company.

Section 2.5 The Closing.

(a) The Closing; The Closing Date. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania 19104 at 10:00 a.m. local time no later than on the third (3rd) (subject to the next sentence) Business Day following the satisfaction or waiver of all of the conditions set forth in Article VII (excluding those conditions which by their terms must be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as Parent and the Stakeholder Representative may agree in writing; provided that, without the written consent of the Stakeholder Representative, the Closing shall not take place prior to July 1, 2016. If the Company estimates no later than three (3) Business Days prior to the Closing Date, that Cash of the Acquired Companies as of the anticipated Purchase Price Measurement Time would otherwise exceed Ten Million Dollars ($10,000,000.00), the Company shall use its commercially reasonable efforts to use the excess to reduce Indebtedness, and may extend the date by which Closing is otherwise required to occur for up to two Business Days. The date on which the Closing occurs is referred to herein as the “Closing Date.” For financial accounting and Tax purposes, to the extent permitted by Law, the Closing shall be deemed to have become effective as of the Purchase Price Measurement Time.

(b) Deliveries by Parent at Closing. At the Closing, Parent shall deliver or cause to be delivered to the Stakeholder Representative

(i) each of the Transaction Agreements to which Parent is contemplated to be a party, duly executed by Parent;

(ii) the Officer’s Certificate required by Section 7.3(d); and

(iii) such other agreements and documents as may be reasonably requested by the Company or the Stakeholder Representative.

(c) Deliveries by the Company at Closing. At the Closing, the Company shall deliver or cause to be delivered to Parent

(i) a certificate of good standing of the Company from the Secretary of State of the State of Delaware as of a recent date;

(ii) each of the Transaction Agreements to which the Company is contemplated to be a party, duly executed by the Company;

(iii) the certificate described in Section 6.10(b);

(iv) resignations from each director or officer of any of the Acquired Companies as requested pursuant to Section 6.12 in a form reasonably acceptable to Parent;

(v) the Officer’s Certificate required by Section 7.2(a)(iv);

(vi) evidence of the termination of the Affiliate Contracts listed on Section 2.5(c) of the Company Disclosure Letter in accordance with the terms thereof (including the delivery of all required notices) effective as of and contingent upon the Closing in each case without any remaining Liability of any kind on the part of any Acquired Company, Parent or any of their respective affiliates as a result of or in connection with such termination or such Contract;

(vii) evidence of the repayment and extinguishment in full of all Closing Indebtedness of any Acquired Companies at or as of the Closing effective as of the Effective Time without any further Liability to the Acquired Companies, Parent or any of their respective Subsidiaries, or to the extent not so repaid and extinguished prior to Closing: (A) executed payoff letters or final invoices, as applicable, from each lender, creditor, noteholder or other counterparty to which such Indebtedness is owing (whether or not then due and payable) (or such counterparty’s agent), in each case (1) setting forth the amount to be paid at Closing, together with wire transfer instructions, (2) evidencing that the payment of such amount would result in the full repayment, satisfaction, release and discharge of all current and future obligations of the Acquired Companies (and, in the case of hedging, swap or similar agreements, the complete unwinding and settlement of such arrangements) in respect of such item and of all current and future Encumbrances relating to such item, other than any inchoate liability that survives the repayment, satisfaction, release and discharge under the terms of such Indebtedness, and (3) contemplating the delivery of UCC-3 termination statements and mortgage releases that when filed or recorded, as the case may be, will be sufficient to release any and all Encumbrances relating to such item, if applicable, and (B) at the Closing, all UCC-3 termination statements and mortgage releases, if any, relating to assets, properties or rights secured by such Indebtedness (provided that, in respect of the letter of credit identified in item 2 of Section 3.14(a)(i) of the Company Disclosure Letter (or renewal thereof, the “LC”) Parent shall as of the Closing procure a new letter of credit, post cash collateral, provide a guaranty or make similar credit support arrangements, reasonably satisfactory to the Agents and lenders under the Credit Agreement, to backstop the full amount of such LC);

(viii) a non-solicitation and confidentiality agreement attached hereto as Exhibit G (the “Non-Solicitation Agreements”) duly executed by each of the CSC Stockholders; and

(ix) such other agreements and documents as may be reasonably requested by Parent.

Section 2.6 Payments at Closing.

(a) Payment of the Closing Cash Consideration. At the Closing, prior to the Effective Time, Parent shall pay to the Paying Agent an amount in cash equal to the product of (x) the Closing Per Share Cash Consideration multiplied by (y) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, which amount shall be held by the Paying Agent for the benefit of the Holders to make the payments contemplated by this Section 2.6(a) to each Holder of Common Stock (following such Holder’s delivery of a duly completed and validly executed Letter of Transmittal to the Paying Agent pursuant to Section 2.6(c)), of an amount in cash equal to (x) the total number of shares of Common Stock held by each such Holder immediately prior to the Effective Time, times (y) the Closing Per Share Cash Consideration. Such payments are to be made by wire transfer of immediately available funds in accordance with instructions specified by the Paying Agent at least three (3) Business Days prior to the Closing Date. From and after the Effective Time, holders of Common Stock shall cease to have any rights as stockholders of the Company, except as provided herein or by Law. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Common Stock shall thereafter be made.

(b) Other Payments. At the Closing, in addition to the payments required to be made pursuant to Section 2.6(a), Parent shall, or shall cause the Company to, pay at the direction of and on behalf of the Company, by wire transfer of immediately available funds pursuant to payment instructions provided by the Company, (i) the Indebtedness of the Acquired Companies listed in Section 2.6(b) of the Company Disclosure Letter, as indicated in payoff letters from the holders thereof, (ii) the Unpaid Transaction Expenses for which the Company has delivered to Parent an invoice and payment instructions and (iii) all Option Payments payable at the Effective Time pursuant to Section 2.3 (with all such Option Payments to be paid through the payroll system of the Surviving Corporation or one of its Subsidiaries within three (3) Business Days after the Effective Time).

(c) Procedures for Payment. The Paying Agent shall effect the exchange of cash for certificates which, immediately prior to the Effective Time, represented shares of Common Stock entitled to payment pursuant to Section 2.2(a) (the “Certificates”). Within ten (10) Business Days after the date of this Agreement, the Company shall deliver to each Stockholder a letter of transmittal, in form and substance substantially similar to Exhibit H attached hereto (the “Letter of Transmittal”) and instructions for use in surrendering certificates to the Paying Agent (or otherwise complying with the final sentence of this Section 2.6(c)) in exchange for the Closing Per Share Cash Consideration and the rights as specified in Section 2.2(a), in each case with such changes thereto as are required by the Paying Agent, and the information required by Section 262 of the DGCL in a form that is reasonably acceptable to Parent and the Company. Prior to or as soon as practicable after the Effective Time, each Stockholder who has not already delivered such documents prior to the Effective Time, shall surrender to the Paying Agent Certificates representing the shares of Common Stock held by such Stockholder at the Effective Time, and each Stockholder shall deliver to the Paying Agent a Letter of Transmittal duly completed and validly executed in accordance with the instructions therein and any other documents as may be reasonably required pursuant to such instructions. The Paying Agent shall promptly provide a copy of each Letter of Transmittal, and deliver the Certificates and any related stock powers, to Parent. Promptly following the later to occur of (x) the Effective Time and (y) delivery by a Stockholder of its Certificates and executed Letter of Transmittal to the Paying Agent, the Paying Agent shall deliver to such Stockholder the payment to which such Stockholder is entitled under Section 2.6(a). Until so surrendered, each such Certificate shall represent solely the right to receive the payment to which such Stockholder is entitled under Section 2.6(a), without interest, and, with respect to any future Distributions, the Adjusted Share Distribution Amount in accordance with Section 2.2(a)(i). Notwithstanding the foregoing, if any such Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Stockholder claiming such Certificate to be lost, stolen or destroyed and the providing of an indemnity by such Stockholder to the Surviving Corporation and the Paying Agent against any claim that may be made against the Surviving Corporation or the Paying Agent with respect to such Certificate, the Paying Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the payment contemplated by Section 2.6(a), without interest, and, with respect to any future Distributions, the Adjusted Share Distribution Amount in accordance with Section 2.2(a)(i).

(d) Return of Funds. Any portion of the amounts deposited with the Paying Agent that remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall, upon request by Parent, be delivered by the Paying Agent to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent (or Guarantor) for, and Parent shall remain liable for, payment of their claims for the payment to Stockholders pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, the Surviving Corporation or the Paying Agent will be liable to any Person with respect to any cash delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If any amounts payable in accordance with this Article II would otherwise escheat to or become the property of any Governmental Entity, any such amounts, to the extent permitted by applicable Law, immediately prior to the date on which such amounts would otherwise escheat or become the property of any Governmental Entity, will become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.7 Adjustment of Pre-Closing Estimates.

(a) Preliminary Closing Balance Sheet. No later than sixty (60) days following the Closing Date, the Company shall deliver or cause to be delivered to the Stakeholder Representative (i) an unaudited consolidated balance sheet of the Acquired Companies as of the Purchase Price Measurement Time (the “Preliminary Closing Balance Sheet”), prepared by the Company in good faith in accordance with the Accounting Methodology, (ii) a certificate of an executive officer on behalf of the Company, certifying that the Preliminary Closing Balance Sheet has been prepared in accordance with the Accounting Methodology and (iii) a reasonably detailed calculation as of the Purchase Price Measurement Time by the Company of (A) the Net Working Capital (the “Preliminary Net Working Capital”), (B) the Cash of the Acquired Companies (the “Preliminary Closing Cash”), (C) the Indebtedness (the “Preliminary Closing Indebtedness”), (D) the Unpaid Transaction Expenses (the “Preliminary Unpaid Transaction Expense Amount”), (E) the calculation in reasonable detail of the Net Working Capital Difference (the “Preliminary Net Working Capital Difference”), (E) the Preliminary Adjusted Closing Cash Consideration calculated from the foregoing and (F) such Preliminary Adjusted Closing Cash Consideration minus the Closing Cash Consideration, in each case as determined in a manner consistent with the Preliminary Closing Balance Sheet (the “Preliminary Closing Statement”).

(b) Review by the Stakeholder Representative. The Stakeholder Representative shall have forty-five (45) days following receipt of the Preliminary Closing Statement to review the Preliminary Closing Balance Sheet and the amounts shown in the Preliminary Closing Statement and to notify the Company in writing if it disputes any of the items or amounts shown in the Preliminary Closing Statement (a “Dispute Notice”), specifying the items and amounts in dispute and the reasons therefor in reasonable detail and, to the extent known, the values that it believes in good faith to be correct. Only such items included in the Dispute Notice as originally delivered or any items that result therefrom may be disputed by the Stakeholder Representative. In connection with the Stakeholder Representative’s review and any disputes pursuant to Section 2.7(c), the Stakeholder Representative and its representatives shall have reasonable access to all relevant work papers, schedules, memoranda and other documents prepared by the Company or its representatives in connection with its preparation of the Preliminary Closing Balance Sheet and its calculation of the amounts shown in the Preliminary Closing Statement and to finance personnel of the Acquired Companies and any other information which the Stakeholder Representative reasonably requests, and the Company shall, and shall cause its Subsidiaries to, cooperate with the Stakeholder Representative and its representatives in connection therewith.

(c) Dispute Notice. In the event the Stakeholder Representative does not timely deliver a Dispute Notice within forty-five (45) days following receipt of the Preliminary Closing Statement, then the Preliminary Closing Indebtedness, the Preliminary Net Working Capital and the Preliminary Unpaid Transaction Expense Amount shall be deemed to be the Final Closing Indebtedness, the Final Net Working Capital and the Final Unpaid Transaction Expense Amount, respectively. In the event that the Stakeholder Representative timely delivers a Dispute Notice to the Company, the Company and the Stakeholder Representative shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Preliminary Closing Balance Sheet and the amounts shown in the Preliminary Closing Statement shall be made in accordance with the agreement of the Company and the Stakeholder Representative. If the Company and the Stakeholder Representative are unable to resolve any such dispute within thirty (30) days (or such longer period as the Company and the Stakeholder Representative shall mutually agree in writing) of the delivery to the Company of such Dispute Notice, the remaining items in such dispute shall promptly thereafter be submitted to the Independent Accounting Firm for resolution, and the resolution of the Independent Accounting Firm shall be final and binding on the Parties. The Independent Accounting Firm shall consider only those items and amounts as to which the Company and the Stakeholder Representative have disagreed within the time periods and on the terms specified above. In making such determination, the Independent Accounting Firm may rely only upon information submitted to it by the Company or the Stakeholder Representative. In resolving any disputed item, the Independent Accounting Firm shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Independent Accounting Firm shall be instructed to use its commercially reasonable efforts to deliver to the Company and the Stakeholder Representative a written report setting forth the resolution of each disputed matter within thirty (30) days of submission of the Preliminary Closing Balance Sheet and the Preliminary Closing Statement to it and, in any case, as promptly as practicable after such submission. The Independent Accounting Firm will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, should the items in dispute total $1,000 and the Independent Accounting Firm awards $600 in favor of the Stakeholder Representative’s position, sixty percent (60%) of the costs of its review would be borne by the Company and forty percent (40%) of the costs would be borne by the Stakeholder Representative. The Stakeholder Representative (on behalf of the Holders) and the Company shall pay the fees and expenses of the Independent Accounting Firm as so allocated.

(d) Final Determination. The Final Adjustment Amount shall be calculated using the final determination of the Net Working Capital (the “Final Net Working Capital”), the Cash of the Acquired Companies (the “Final Closing Cash”), the Indebtedness (the “Final Closing Indebtedness”), the Unpaid Transaction Expenses (the “Final Unpaid Transaction Expense Amount”), the Net Working Capital Difference (substituting for purposes of the Final Adjustment Amount, “Final Net Working Capital” for “Net Working Capital”), which amount may not exceed the Adjustment Cap Amount (the “Final Net Working Capital Difference”), and the Final Adjusted Closing Cash Consideration calculated from the foregoing, in each case as of the Purchase Price Measurement Time, whether because no Dispute Notice is timely delivered by the Stakeholder Representative or because any disputes are resolved as provided above in Section 2.7(c). No item shall be included or otherwise provided for in more than one of the Final Net Working Capital, Final Closing Cash, Final Closing Indebtedness or Final Unpaid Transaction Expense Amount.

(i) If the Final Adjustment Amount is negative, then the Stakeholder Representative shall, within five (5) Business Days after the final determination thereof, pay the absolute value of the Final Adjustment Amount (up to the Adjustment Cap Amount) out of the Stockholder Reserve Account to Parent by wire transfer of immediately available funds to the account specified by Parent; which such payment unless otherwise agreed by the Stakeholder Representative shall be satisfied solely out of Stockholder Reserve Account and in no event unless otherwise agreed by the Stakeholder Representative will the Stakeholder Representative, holders of Common Stock and Company Options be required to make any payment in excess of the Adjustment Cap Amount or from a source other than the Stockholder Reserve Account.

(ii) If the Final Adjustment Amount is positive, then Parent shall, within five (5) Business Days after the final determination thereof, pay or cause to be paid the Final Adjustment Amount (up to the Adjustment Cap Amount) for the benefit of the Holders as follows: (A) to the Paying Agent by wire transfer of immediately available funds to the account specified by the Stakeholder Representative, for distribution to each Holder of Common Stock, an amount equal to the number of shares of Common Stock held by such Holder as of the Purchase Price Measurement Time times the Adjusted Share Distribution Amount and (B) to the Surviving Corporation or one of its Subsidiaries for distribution through its payroll system to each Holder of a Vested Company Option that is an In-the-Money Company Option at the time of such Distribution, with respect to each such In-the-Money Company Option, an amount equal to the Adjusted Option Distribution Amount relating to such Distribution (less any applicable withholding Taxes).

(iii) If the Final Adjustment Amount is zero, then no payments shall be made with respect thereto.

(iv) All amounts payable pursuant to this Section 2.7 shall be made without deduction, set-off, counterclaim or, other than with respect to payments in respect of Company Options as set forth in Section 2.3(c) or pursuant to Section 6.10(b), withholding. Any payments made to or by the Stockholders or holders of Company Options pursuant to this Section 2.7 shall be treated as an adjustment to the Merger Consideration and Option Payments.

Section 2.8 Withholding.

Each Party shall be entitled to deduct from any payment made hereunder any amounts if and to the extent that any such amounts are required to be withheld and deducted under applicable Law. Any amounts so deducted shall be remitted by the withholding Party to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the Party in respect of which such deduction was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as follows:

Section 3.1 Organization and Good Standing of the Company.

The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company is qualified or otherwise authorized to act as a foreign corporation and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized and in good standing would not have a Material Adverse Effect. Except as disclosed in Section 3.1 of the Company Disclosure Letter, the Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company has provided or made available to Parent true and correct copies of its Organizational Documents, as amended.

Section 3.2 Authorization by the Company.

The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and any other Transaction Agreements to which it is a party and, subject to the receipt of the Required Stockholder Consent, to consummate the Merger and the other transactions contemplated by this Agreement. Upon the delivery of the Company Stockholder Consent following the execution and delivery of this Agreement, the execution, delivery and performance by the Company of the Transaction Agreements to which it is a party and the consummation by the Company of the Merger and the other transactions contemplated by the Transaction Agreements to which it is a party have been or will be prior to Closing duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate action or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of the Transaction Agreements to which it is a party or to consummate the transactions contemplated by the Transaction Agreements to which it is a party. The Transaction Agreements to which the Company is a party have been or, for those Transaction Agreements to be executed following the date hereof, will be at Closing duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with the terms therein, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at Law or in equity) and the discretion of a court before which any proceeding therefor may be brought. The board of directors of the Company, at a meeting duly called and held at which all directors of the Company were present or by written consent, as applicable, duly adopted resolutions (a) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby, (b) determining that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Holders, and (c) resolving to recommend the approval of this Agreement to the stockholders of the Company, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

Section 3.3 Subsidiaries.

(a) Section 3.3(a) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company. Each Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent such jurisdiction recognizes such concepts) and has the requisite corporate power and authority to own its property and conduct its business as currently conducted. Except as set forth on Section 3.3(a) of the Company Disclosure Letter, all of the issued and outstanding Equity Interests of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Encumbrances (other than any restrictions on transfer of securities arising under any applicable federal, state or non-U.S. securities Laws), and are duly authorized and validly issued, free of preemptive or any other third party rights and, as to Equity Interests of corporate Subsidiaries, are fully paid and non-assessable.

(b) Each Subsidiary is qualified or otherwise authorized to act as a corporation or limited liability company and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized and in good standing would not have a Material Adverse Effect. Section 3.3(b) of the Company Disclosure Letter sets forth (i) the authorized and issued capital stock (or other Equity Interests) of each Subsidiary, (ii) the record holders of such stock or Equity Interests and (iii) the number of shares of stock or Equity Interests owned by such record holder for each Subsidiary. Other than as set forth in Section 3.3(b) of the Company Disclosure Letter, there are no outstanding Equity Interests of any Subsidiary.

(c) Except as set forth on Section 3.3(c) of the Company Disclosure Letter, no Acquired Company owns or controls, directly or indirectly, any Equity Interest in or interest convertible into or exchangeable for any Equity Interest or has any obligation to invest in or purchase any securities of any Person (including any joint venture or partnership interests of any kind).

Section 3.4 Governmental Filings.

No filings or registration with, notification to, or authorization, license, clearance, permit, qualification, waiver, order, consent or approval of, any Governmental Entity (collectively, “Governmental Filings”) are required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger, except (a) Governmental Filings under the HSR Act, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (c) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to be materially adverse to the business, financial condition or results of the Acquired Companies taken as a whole or materially impair or delay the Company’s ability to consummate the transactions contemplated by this Agreement or to operate its business following the Closing.

Section 3.5 Capital Structure.

(a) The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock, par value $0.01 per share, 100,000 shares of senior preferred stock, par value $0.01 per share, and 2,000,000 shares of junior preferred stock, par value $0.01 per share. As of the date of this Agreement, there are 247,259,729 shares of Common Stock issued and 246,512,294.28 shares of Common Stock outstanding and no shares of senior preferred stock or junior preferred stock issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in Section 3.5(a) of the Company Disclosure Letter, no shares of Common Stock, senior preferred stock or junior preferred stock are held as treasury stock or are owned by the Company. Section 3.5(a) of the Company Disclosure Letter sets forth (i) each record holder of the outstanding shares of Common Stock, and the number of shares of Common Stock held by each such record holder, and (ii) with respect to each Company Option outstanding as of the date of this Agreement, the Holder of such Company Option, the exercise price of such Company Option as of the date of this Agreement, the number of shares of Common Stock underlying such Company Option and the grant date of such Company Option. Other than as set forth on Section 3.5(a) of the Company Disclosure Letter, there are no outstanding Equity Interests of the Company.

(b) Except as set forth in Section 3.5(b) of the Company Disclosure Letter, there are no Contracts between the Company or any of its Subsidiaries and any security holder or other Person other than an Acquired Company, relating to the voting, registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Common Stock. As a result of the Merger (i) each share of Common Stock (other than any Dissenting Shares), and each share of common stock, $0.01 par value per share, of Merger Subsidiary will be converted as provided in Section 2.2(a), and (ii) the sole right after the Effective Time of Holders immediately prior to the Effective Time of Common Stock with respect to such Common Stock will be (A) the right to receive the portion of the Closing Per Share Cash Consideration allocable to such Common Stock pursuant to Section 2.2(a) and the other rights set forth herein or (B) in the case of holders of Dissenting Shares, the right to payment of the fair value of such dissenting shares of Common Stock in accordance with the DGCL.

Section 3.6 Financial Statements.

(a) The Company has made available to Parent a true and complete copy of the Financial Statements. The Financial Statements have been prepared in accordance with GAAP, consistently applied (except as disclosed in the footnotes thereto), and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies as of the respective dates or for the respective periods set forth therein, subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and the absence of notes thereto none of which are individually or in the aggregate material.

(b) The Acquired Companies maintain a system of internal controls over financial reporting which is designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial information in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management, (iii) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Companies and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Acquired Companies. Neither the Company nor, to the Knowledge of the Company, the Company’s independent accountants, have, since January 1, 2011, identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Companies; (2) any illegal act or fraud, whether or not material, that involves the management of the Acquired Companies; or (3) any claim or allegation regarding any of the foregoing. The Acquired Companies do not maintain off-the-book accounts or more than one set of books, records, or accounts.

Section 3.7 No Undisclosed Liabilities.

(a) Except as disclosed, reflected or reserved against in the Financial Statements (or the notes thereto) or as set forth in Section 3.7(a) of the Company Disclosure Letter, none of the Acquired Companies has any Liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved against on an audited consolidated balance sheet of the Company, except for (i) Liabilities incurred since the Balance Sheet Date in the ordinary course of business, (ii) Liabilities incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby, or (iii) Liabilities that are not material, individually or in the aggregate, to the Acquired Companies, taken as a whole. Except as set forth in Section 3.7(b) of the Company Disclosure Letter , none of the Acquired Companies is a party to, or has any commitment to become party to, any joint venture, off balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Acquired Companies, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”)).

(b) Except as set forth in Section 3.7(b) of the Company Disclosure Letter, none of the Acquired Companies has any Liabilities in connection with indemnification owed by the relevant Acquired Companies pursuant to any agreements governing former disposals of any business (whether by merger, sale of stock, sale of assets, or otherwise), including pursuant to representations and warranties or specific indemnification provisions provided for under such agreements.

Section 3.8 No Conflict or Violation.

Except as set forth in Section 3.8 of the Company Disclosure Letter, the execution, delivery and performance by the Company of the Transaction Agreements and the consummation by the Company of the Merger and the other transactions contemplated by the Transaction Agreements do not or will not: (a) assuming all Governmental Filings described in Section 3.4 and Section 4.3 and the Company Stockholder Consent have been obtained or made, and assuming receipt of all consents, authorizations, clearances, approvals and waiting period expirations or terminations as may be required under the HSR Act, materially violate any applicable Law to which any Acquired Company is subject; (b) result in a violation or breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, cancel or create an Encumbrance on any Company Lease or Company Contract, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or (c) violate any provision contained in the Organizational Documents of any Acquired Company.

Section 3.9 Legal Proceedings.

Except as set forth in Section 3.9 of the Company Disclosure Letter, (a) as of the date of this Agreement, there are no, and since January 1, 2015, there have not been, any material Actions pending or to the Knowledge of the Company threatened in any written notice against any Acquired Company that (i) seek to challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of, or seek other equitable relief with respect to, the transactions contemplated by this Agreement or (ii) if adversely determined, would reasonably be expected to result in Liability to an Acquired Company in excess of Five Hundred Thousand Dollars ($500,000), and (b) as of the date of this Agreement, there are no material pending judgments, orders, injunctions or decrees against any Acquired Company.

Section 3.10 Personal Property.

Except as may be reflected in the Financial Statements, the Acquired Companies have good and valid title or a valid leasehold interest in and to, in each case free and clear of Encumbrances except for Permitted Encumbrances, all the tangible and intangible personal property owned or leased by an Acquired Company that is reflected in the Balance Sheet or acquired since the Balance Sheet Date, except for such tangible personal property that has been disposed of in the ordinary course of business since the Balance Sheet Date or (b) where the failure to have valid title or leasehold interest, respectively, free and clear of Encumbrances except for Permitted Encumbrances would not have a Material Adverse Effect.

Section 3.11 Real Property.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a list of all real property owned by the Acquired Companies (the “Owned Real Property”). The Company and its Subsidiaries have good and marketable title in fee simple, or the equivalent thereof, to each parcel of the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. Copies of each recorded deed for each parcel of Owned Real Property have been made available to Parent. The Owned Real Property is not used as part of the operations of or otherwise material to the operations of any Acquired Company. Except as set forth on Section 3.11(a), to the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof and none of the Owned Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use or occupancy of such owned real property or any part thereof.

(b) Section 3.11(b) of the Company Disclosure Letter sets forth a list of all real property (the “Leased Real Property”) and together with the Owned Real Property, the (“Real Property”) currently leased to any Acquired Company by a third party pursuant to a lease, sublease or other similar agreement (collectively, the “Company Leases”), including a list of Company Leases and all modifications and amendments thereof. Except as set forth on Section 3.11(b) of the Company Disclosure Letter, (i) each Company Lease (A) constitutes a valid and binding obligation of the Acquired Company party thereto and (B) assuming such Company Lease is binding and enforceable against the other parties thereto, is enforceable against the Acquired Company party thereto, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at Law or in equity) and the discretion of a court before which any proceeding therefor may be brought, (ii) no Acquired Company is or, to the Knowledge of the Company, is alleged in writing to be in breach of or default in any material respect under any Company Lease, and (iii) to the Knowledge of the Company, no counterparty is in breach of or default in any material respect under any Company Lease. The current use and operation of the Leased Real Property is permitted by the terms of the applicable Company Lease. The Company has delivered to Parent true, correct and complete copies of all Company Leases, together with all amendments, modifications or supplements, if any, thereto. To the Knowledge of the Company, the Leased Real Properties are not subject to any leases, rights of first refusal, purchase options or rights of occupancy except as set forth in the Company Leases.

(c) The Acquired Companies have all certificates of occupancy and Permits of any Governmental Entity necessary for the current use and operation of the Leased Real Property in all material respects, and the Acquired Companies have fully complied with all material conditions of the Permits applicable to the Acquired Companies. No default or violation by any Acquired Company (or to the Knowledge of the Company the landlord under any Company Lease), or event by an Acquired Company (or to the Knowledge of Sellers, the landlord under any Real Property Lease) that with the lapse of time or giving of notice or both would reasonably be expected to become a default or violation, has occurred in the due observance of any material Permit.

(d) To the Knowledge of the Company, there are no condemnation or eminent domain proceedings of any kind pending or, to the Knowledge of the Company, threatened against any parcel of Real Property.

(e) To the Knowledge of the Company, the Leased Real Property is in compliance with all applicable building, zoning, health and safety and other land use laws, including the Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Leased Real Property (collectively, “Real Property Laws”), except for such non-compliance as would not have a Company Material Adverse Effect or for such non-compliance as would not be required to be remedied by any Acquired Company under any Real Property Law or under Company Lease. To the Knowledge of the Company, none of the Company nor any Acquired Company has received any written notice of violation of any Real Property Law and there is no basis for the issuance of any such notice or the taking of any action for such violation.

Section 3.12 Taxes.

Except as set forth in Section 3.12 of the Company Disclosure Letter: (a) the Acquired Companies have accurately and timely filed (taking into account properly filed extensions) all income and other material Tax Returns required to have been filed by them, and all such Tax Returns are complete and correct in all material respects, and the Acquired Companies have timely paid in full all Taxes due and payable (whether or not shown on such Tax Returns), other than those (i) where payment is not yet due, or (ii) that are being contested in good faith by appropriate proceedings that permit such contest without payment, and for which adequate reserves have been established on the Financial Statements in accordance with GAAP; (b) there are no pending or, to the Knowledge of the Company, threatened in writing, Actions for the assessment or collection of Taxes with respect to any Acquired Company; (c) the Acquired Companies have not executed or filed with any Governmental Entity any agreement extending the period for assessment or collection of any Taxes, which agreement is still in effect; (d) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) has been entered into by or with respect to any Acquired Company that will remain in effect after the Closing Date; (e) no Acquired Company has received from any jurisdiction (including any jurisdiction where any Acquired Company has not filed Tax Returns) any unresolved written (i) notice indicating an intent to open an audit or other review, (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against any Acquired Company or (iii) notice indicating that an Acquired Company is or may be subject to taxation by that jurisdiction; (f) no Acquired Company is a party to, or bound by, any Tax sharing or Tax allocation agreement (other than any agreement the primary purpose of which is not the sharing or allocation of Taxes); (g) no Acquired Company has engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b); (h) the Acquired Companies have duly and timely withheld all material amounts required to be deducted or withheld under applicable Law and have timely paid to the appropriate Governmental Entity all such deducted or withheld amounts; (i) no deficiencies have been asserted or assessed against the Acquired Companies in respect of Taxes which have not been satisfied; (j) there are no Encumbrances for Taxes upon any property or assets of any of the Acquired Companies, other than Permitted Encumbrances; (k) since January 1, 2012, none of the Acquired Companies has been a member of an affiliated, consolidated, combined, or unitary group filing consolidated, combined, or unitary Tax Returns other than a group the common parent of which was the Company; (l) none of the Acquired Companies will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) or (ii) prepaid amount received on or prior to the Closing Date; (m) none of the Acquired Companies have been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in connection with a distribution of stock qualifying for tax-free treatment under Section 355 of the Code at any time during the two (2) year period ending on the date of this Agreement; (n) none of the Acquired Companies’ “section 197 intangibles,” within the meaning of Section 197 of the Code, is subject to the limitations under Section 197(c)(3) and Section 197(f)(9) of the Code and the Treasury Regulations promulgated thereunder; (o) each Acquired Company has complied with Code Section 482 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local or foreign Law, and each Acquired Company has maintained documentation (including any applicable transfer pricing studies) as required by Code Sections 482 and 6662 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local or foreign Law; (p) since the date hereof, none of the Acquired Companies has made, changed or revoked any Tax election, changed any accounting period for Tax purposes, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, if such election, change, amendment, agreement, settlement, surrender, or consent would have the effect of increasing the Tax Liability of any of the Acquired Companies or decreasing any Tax attributes of the Acquired Companies; and (q) the receipt of the Contingent Litigation Proceeds, if paid, is integrally related to the Stock Purchase Agreement, dated as of August 7, 2010, by and among CAS, Inc., EDO Corporation, the Company and Wyle Services Corporation (the “Stock Purchase Agreement”) and, if paid, is properly reportable as an adjustment to the Initial Purchase Price or the Adjusted Purchase Price, as applicable, as such terms are defined in the Stock Purchase Agreement, for U.S. federal income Tax purposes and for applicable state and local Tax purposes.

Section 3.13 Absence of Certain Changes.

Except as set forth in Section 3.13 of the Company Disclosure Letter and as otherwise expressly contemplated or permitted by this Agreement, since the Balance Sheet Date, (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business, (b) there has not occurred any Material Adverse Effect and (c) the Acquired Companies have not taken or failed to take, as applicable, any of the actions set forth in Section 6.1 if such section had been in effect since the Balance Sheet Date.

Section 3.14 Company Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a list of the following Contracts (other than the Company Plans) to which an Acquired Company is a party as of the date hereof (collectively, the “Company Contracts”):

(i) any Contract relating to (A) indebtedness for borrowed money except for Indebtedness for an amount less than Fifty Thousand Dollars ($50,000) or (B) placing an Encumbrance on any of the assets or Equity Interests of an Acquired Company, other than any Permitted Encumbrance;

(ii) any Contract relating to loans or advances to, guarantees (other than of Liabilities of an Acquired Company) for the benefit of, or any investments in, any Persons (other than an Acquired Company) in excess of One Hundred Fifty Thousand Dollars ($150,000) in the aggregate;

(iii) any Contract (other than a Government Contract) the performance of which is reasonably expected to involve annual net revenue payable to an Acquired Company in excess of Five Hundred Thousand Dollars ($500,000);

(iv) any Contract the performance of which is reasonably expected to involve consideration payable by an Acquired Company in excess of Three Hundred Fifty Thousand Dollars ($350,000) and cannot be terminated by the Acquired Company without penalty upon notice of ninety (90) days or less;

(v) any Contract (other than a teaming agreement or Government Contract) containing (A) “most favored nation” pricing terms or granting to any customer any right of first offer or right of first refusal or exclusivity, (B) any provisions limiting the ability of any Acquired Company to engage, in any material respect, in any line of business or to compete, in any material respect, with any Person or (C) any covenant not to solicit any employees of another Person that is material to any Acquired Company, other than in customary provisions in teaming agreements and Contracts with subcontractors under Government Contracts;

(vi) any collective bargaining agreement or other Contract with any labor organization or other employee representative;

(vii) the Company IPR Agreements;

(viii) any partnership, joint venture or similar Contract;

(ix) any Contract that relates to the future disposition or acquisition by an Acquired Company of assets or properties for consideration in excess of One Hundred Fifty Thousand Dollars ($150,000), other than Contracts for the sale of equipment or the procurement of assets on behalf of customers in the ordinary course of business;

(x) any Contract with any employee or other individual service provider or consultant pursuant to which the Acquired Companies provide annual compensation in excess of One Hundred Fifty Thousand Dollars ($150,000), other than any “at will” Contract that may be terminated by an Acquired Company upon thirty (30) days or less advance notice (or such period required by applicable Law);

(xi) any Contract involving the settlement of any Action, Liability or threatened Action with respect to which, as of the date of this Agreement, (A) any unpaid amount exceeds Three Hundred Fifty Thousand Dollars ($350,000), (B) conditions precedent to the settlement have not been satisfied or (C) has limitations on the operation of the business of the Acquired Companies as presently conducted in any material respect;

(xii) any outstanding written or otherwise binding commitment to enter into any agreement of the type described in subsections (i) through (xii) of this Section 3.14(a);

(xiii) any Government Contract active (i.e., for which the period of performance has not expired or terminated) as of the date hereof that the Company expects to generate more than (x) Twenty Million Dollars ($20,000,000) in revenue to the Acquired Companies over the life of the Contract or (y) Four Million Dollars ($4,000,000) in revenue to the Acquired Companies in 2016 (collectively, the “Material Government Contracts”).

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Letter, (i) each Company Contract and off-the-shelf software licensed under shrink wrap agreements for which an Acquired Company pays more than $50,000 in licensing or other fees per software title in the last fiscal year (A) is in full force and effect and constitutes a valid and binding obligation of each Acquired Company party thereto and, to the Knowledge of the Company, the other parties thereto and (B) assuming such Company Contract is binding and enforceable against the other parties thereto, is enforceable against each Acquired Company party thereto, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at Law or in equity) and the discretion of a court before which any proceeding therefor may be brought, (ii) no Acquired Company is or, to the Knowledge of the Company, is alleged in writing to be in breach of or default in any material respect under any Company Contract or any such off-the-shelf software and (iii) to the Knowledge of the Company, no counterparty is in breach of or default in any material respect under any Company Contract or any such off-the-shelf software, and (iv) to the Knowledge of the Company, no condition exists or event has occurred which with notice or lapse of time or both would reasonably be expected to constitute a breach or default in any material respect under any Company Contract or any such off-the-shelf software. As of the date hereof, no Acquired Company has received a written notice of termination of any Company Contract or any such off-the-shelf software, and, except where the right to terminate would otherwise exist absent the entry into and performance of this Agreement, the entry into and performance of this Agreement will not result in termination of, or enable any Person to terminate or alter the terms of, any of the Company Contracts and, except as would not reasonably be expected to have a material adverse effect to the Company, any such off-the-shelf software. A true, correct and complete copy of each Company Contract (including amendments thereto), through the date hereof, has been made available to Parent.

Section 3.15 Government Contracts and Government Bids Matters.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Material Government Contract. The Company has made available to the Parent correct and complete copies of all such Material Government Contracts including all modifications thereto and task or delivery orders issued thereunder through the date hereof.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Government Bid open as of the date hereof, which, if awarded to the Acquired Companies, the Company would expect to generate more than Twenty Million Dollars ($20,000,000) in revenue to the Acquired Companies over the life of the Contract (collectively, the “Material Government Bids”). With respect to each such Material Government Bid, Section 3.15(b) of the Company Disclosure Letter indicates the bid submission date. Except as set forth in Section 3.15(b) of the Company Disclosure Letter, there is no “Organizational Conflict of Interest”, as defined in the Federal Acquisition Regulation (“FAR”), associated with a Material Government Bid that would reasonably be expected to result in an Acquired Company’s loss of a Government Contract.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Letter:

(i) no Government Contract or Government Bid is currently the subject of any bid protest before any Governmental Entity;

(ii) the Acquired Companies have not been since January 1, 2013, and are not now, suspended, debarred or proposed for suspension or debarment from bidding on any Government Contract;

(iii) no suspension or debarment action with respect to Government Contracts has been commenced or, to the Knowledge of the Company, threatened against any Acquired Company or any of its officers or employees, and there exist no circumstances that require any Acquired Company to answer any of the questions in FAR 52.209-5 in the affirmative;

(iv) no cure notice or show cause notice has been issued to the Acquired Companies in connection with a Material Government Contract and remains outstanding;

(v) the Acquired Companies maintain systems of internal controls (including training programs, cost accounting systems, estimating systems, purchasing systems, proposal systems, billing systems and material management systems) that are in compliance in all material respects with all requirements of all of the

Open Material Government Contracts and of applicable Laws (the term “Open Material Government Contract” means a Material Government Contract or a Government Contract that is open (i.e., for which final payment has not been received or which remains open to audit as of the date of the Closing) and would have been a Material Government Contract but for the fact that the period of performance has expired or terminated;

(vi) since January 1, 2011, no Open Material Government Contract has been terminated for convenience or default, whether in whole or in part, and the Acquired Companies have not received notice in writing or, to the Knowledge of the Company, orally of any such termination;

(vii) to the Knowledge of the Company, there is no pending investigation by any Governmental Entity of any alleged wrongdoing of the Acquired Companies relating to any Government Contract or Government Bid;

(viii) all facts set forth in or acknowledged by the Acquired Companies in any certification, representation or disclosure statement submitted by it with respect to any Government Contract or Material Government Bid were accurate in all material respects as of the date of submission;

(ix) no negative determinations of responsibility, as contemplated in Part 9 of the FAR (Contractor Qualifications), have been issued and received against the Acquired Companies in connection with any Government Contract or Government Bid;

(x) no Governmental Entity, and no prime contractor or subcontractor of any Governmental Entity, has withheld or set off, or, to the Knowledge of the Company, threatened in writing to withhold or set off, any material amount due to the Acquired Companies under any Open Material Government Contract; and

(xi) there are no outstanding or pending claims, request for equitable adjustment or contract disputes in excess of One Hundred Thousand Dollars ($100,000) arising under or relating to a Government Contract or Government Bid.

(d) Since January 1, 2013, none of the Acquired Companies has been terminated for default or received a notice of material breach pertaining to any Government Contract and each Acquired Company has complied in all material respects with and is in compliance in all material respects with all requirements of (x) the contract terms, conditions, provisions, and requirements (whether stated or incorporated expressly, by reference, or by operation of law) of any Government Contract and (y) applicable Law pertaining to any Government Contract or Government Bid.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, since January 1, 2013, no Acquired Company has made any disclosure in writing to any Governmental Entity or other customer or prime contractor or higher-tier subcontractor related to any suspected or alleged violation of an applicable Law or a contract requirement by the Company or any of its Affiliates relating to any Government Contract or Government Contract Bid; nor, to the Knowledge of the Company, has any violation occurred for which the Company is required to make any such disclosure to a Governmental Entity.

(f) Except as set forth on Section 3.15(f) of the Company Disclosure Letter, since January 1, 2013: (i) the Acquired Companies have not sold a product or service to any basis of award customer or any other triggering customer at a price that would invoke the requirements of the price reductions clause under any federal supply schedule contract, except as in accordance with the terms of such Government Contract; and (ii) the Acquired Companies have accurately reported sales and paid all industrial funding fee payments required under any federal supply schedule contract.

(g) Except as set forth on Section 3.15(g) of the Company Disclosure Letter, since January 1, 2013, the Acquired Companies have complied in all material aspects with all applicable Cost Accounting Standards and Cost Principles. The cost accounting systems and business systems (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) used by the Acquired Companies and the associated entries reflected in the financial and business records of the Acquired Companies with respect to Government Contracts and Government Bids are (and since January 1, 2013 have been) in compliance in all material respects with Applicable Law, and (i) business systems have been approved, where applicable, by the Defense Contract Management Agency as adequate for accumulating and billing costs under and otherwise for complying with Government Contracts, to the extent evaluated, and (ii) to the Knowledge of the Company, such cost accounting systems are adequate to meet the standards promulgated by the Cost Accounting Standards Board required for complying with the terms and conditions of the Government Contracts and applicable Law.

(h) Except as set forth on Section 3.15(h) of the Company Disclosure Letter, to the Knowledge of the Company, the Acquired Companies have complied in all material respects with all of their obligations relating to all personal property, equipment and fixtures loaned, bailed or otherwise furnished to the Acquired Companies by the U.S. Government or another contractor or acquired by the Acquired Companies on behalf of the U.S. Government or another contractor and, upon the return thereof to the U.S. Government or another contractor in the condition thereof on the date of this Agreement, would have no Liability to the U.S. Government or another contractor with respect thereto.

(i) Except as set forth on Section 3.15(i) of the Company Disclosure Letter, to the extent the Company has asserted that the Government has only “limited rights” in “technical data” or “restricted rights” in “computer software,” the Company has applied all appropriate restrictive markings in accordance with FAR Parts 27 and 52 or DFARS Parts 227 and 252.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth all facility security clearances held by the Acquired Companies that the Company is permitted by applicable Law to disclose. Except as set forth in Section 3.15(j) of the Company Disclosure Letter, to the Knowledge of the Company: (i) the Acquired Companies are in compliance in all material respects with all applicable national security Laws and obligations, including those specified in the National Industrial Security Program Operating Manual (DOD 5220.22-M) (the “NISPOM”); (ii) there are no facts or circumstances that currently exist that would reasonably be expected to result in the suspension or termination of any facility security clearance held by any Acquired Company or any personnel security clearance held by any Acquired Company employee; (iii) each Acquired Company holds and, since January 1, 2013, has held, at least a “satisfactory” rating from the Defense Security Service (“DSS”) with respect to such Acquired Company’s facility security clearances and there are no liabilities or obligations relating to or arising from any failure which may have occurred to maintain at least a “satisfactory” rating from DSS and (iv) since January 1, 2013, there has been no unauthorized disclosure of classified information by employees of the Acquired Companies.

(k) Section 3.15(k) of the Company Disclosure Letter sets forth for each Government Contract having backlog as of December 27, 2015, the dollar amounts of Funded Backlog and Unfunded Backlog of the applicable Acquired Company thereunder as of such date (calculated by such Acquired Company consistent with past practice) and the name of the customer. All of the Government Contracts constituting Funded Backlog and Unfunded Backlog of the Acquired Companies: (i) were entered into in the ordinary course of business and (ii) management of the Acquired Companies believes in good faith that such Government Contracts are capable of performance in accordance with the terms and conditions of such Government Contract by the Acquired Companies without a total Contract loss (without consideration of general and administrative expenses). For purposes of this Agreement, “Funded Backlog” means the total amount of funding allotted to a Government Contract minus the total amount of direct costs, indirect costs and profit or fee allocable to such Government Contract, and the term, “Unfunded Backlog” means the total price or estimated cost of a Government Contract minus the total amount of direct costs, indirect costs and profit or fee allocable to such Government Contract

Section 3.16 Labor.

(a) Except as disclosed in Section 3.16(a) of the Company Disclosure Letter, none of the Acquired Companies is a party to any collective bargaining agreement or collective bargaining relationship with any labor organization. No labor strike, slowdown, lockout, picketing or work stoppage against any of the Acquired Companies is pending or, to the Knowledge of the Company, threatened, and since January 1, 2014, there has been no such action pending or, to the Knowledge of the Company, threatened. Except as set forth in Section 3.16(a) of the Company Disclosure Letter, to the Knowledge of the Company, no union organizing activities involving any labor organization and any employees of any of the Acquired Companies are pending or threatened against any of the Acquired Companies as of the date of this Agreement.

(b) Except as disclosed in Section 3.16(b)(i) of the Company Disclosure Letter, each of the Acquired Companies is, and since January 1, 2014 has been, in compliance, in all material respects, with all applicable Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, immigration, safety and health, workers’ compensation and the collection and payment of income withholding, classification of employees and contractors, social security Taxes and other Taxes. Except as disclosed in Section 3.16(b)(ii) of the Company Disclosure Letter, since January 1, 2014, no Acquired Company has implemented any facility closing or employee layoffs requiring advance notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

(c) Except as disclosed in Section 3.16(c)(i) of the Company Disclosure Letter, no material unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies. Except as disclosed in Section 3.16(c)(ii) of the Company Disclosure Letter, (i) there are no material outstanding claims against any Acquired Company (whether under regulation, contract, policy or otherwise) pending by or on behalf of any present or former employee or job applicant of any Acquired Company on account of or for any labor, workplace, wage and hour, safety, pay equity, discrimination matters, or tax withholding involving any employee of any Acquired Company that would reasonably be expected to result in Liability to an Acquired Company in excess of One Hundred Thousand Dollars ($100,000), and (ii) to the Knowledge of the Company, no Person has asserted or threatened in writing any such claims against any Acquired Company.

(d) Section 3.16(d) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Key Employee’s (i) title, (ii) annual salary or wage rate, (iii) annual target bonus opportunity, and (iv) annual target long-term incentive award opportunity.

Section 3.17 Compliance With Law.

(a) Except for Laws relating or attributable to Taxes, government contracts, employees, environmental matters and employee benefits, which are addressed by Sections 3.12, 3.15, 3.16, 3.17(b) and 3.18, respectively, and except as set forth in Section 3.17(a) of the Company Disclosure Letter, each of the Acquired Companies is in compliance with and, since January 1, 2014, no Acquired Company has failed to comply with or has violated any applicable Law, except for noncompliance or violations which would not have a Material Adverse Effect. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, each Acquired Company holds, to the extent required by applicable Law, all material Permits required for such Acquired Company to conduct its business, as conducted on the date of this Agreement.

(b) (i) Except as set forth in subsections (i)(A)-(E) respectively of Section 3.17(b) of the Company Disclosure Letter, the Acquired Companies: (A) are in material compliance with and have complied in all material respects with all applicable Laws relating to pollution, protection of human health and the environment, or exposure to or remediation of Hazardous Substances (“Environmental Laws”); (B) have obtained and are in material compliance with all material Environmental Permits, have timely filed applications for issuance or renewal of all Environmental Permits and have not received written notice of any Action to revoke, modify, suspend or terminate any such Environmental Permit; (C) have not received written notice of any Actions by any Person alleging an Acquired Company has material Liability under, or is in material non-compliance with, any Environmental Laws except for such Actions that, to the Knowledge of the Company, have been fully and finally resolved in all material respects; (D) to the Knowledge of the Company, have no pending or unresolved material Liability under Environmental Laws or with respect to Hazardous Substances, and have not assumed, by contract, agreement or otherwise, of any such material Liability of any other

Person under Environmental Laws; and (E) have not caused any Release of Hazardous Substances, and, to the Knowledge of the Company, there has been no Release of Hazardous Substances at any real property currently or formerly owned, operated or leased by any Acquired Company, except for any Releases as would not reasonably be expected to result in material Liability to an Acquired Company; (ii) the Acquired Companies have made available to Parent copies of any and all (A) environmental site assessment reports prepared in the last five years, other than environmental site assessment reports that relate solely to both (i) the Acquired Companies’ former Norco, California or Huntsville, Alabama sites and (ii) matters for which the Acquired Companies are being indemnified under the Asset Purchase Agreement by and between Wyle Laboratories and WESS Investment Corp. dated as of October 5, 1994, (B) environmental compliance audit reports prepared in the last five years, and (C) any other material environmental documents related to (i) the Acquired Companies’ Liability under any Environmental Law or (ii) environmental conditions as to which an Acquired Company may have Liability with respect to any real property currently or formerly owned, operated or leased by any Acquired Company, in each case (A)-(C), that are in the possession, custody or control of any Acquired Company; (iii) Section 3.17(b)(iii) of the Company Disclosure Letter sets forth a true and correct list of all Environmental Permits held by any Acquired Company, all of which are in full force and effect; and (iv) except as Sections 3.4 (Government Filings), 3.6 (Financial Statements), 3.11 (Real Property), 3.13 (Absence of Certain Changes), 3.15 (Government Contracts and Government Bids Matters), 3.21 (Insurance) as may be applicable to environmental matters, the representations and warranties in this Section 3.17(b) shall be the sole and exclusive representations and warranties of the Company related to Environmental Law and Hazardous Substances.

(c) Except as set forth in Section 3.17(c) of the Company Disclosure Letter, none of the Acquired Companies or any Person acting on the Acquired Companies’ behalf: (i) has since January 1, 2011 violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable anti-corruption or anti-bribery laws; or (ii) has directly or indirectly, given, offered or promised to give, or authorized another party to give, offer or promise to give, any bribe, rebate, payoff, influence payment, kickback, gift, or other thing of value to any Person in order to induce such Person to take improper action for the purpose of obtaining or retaining business for or with, or directing business to any Person.

(d) Since January 1, 2011,

(i) Except as set forth in Section 3.17(d)(i) of the Company Disclosure Letter, each Acquired Company has materially complied, and is in material compliance, with all applicable statutory and regulatory requirements, including licensing requirements under (A) the Arms Export Control Act (22 U.S.C. § 2751 et seq.) and the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.); (B) the Export Administration Regulations (15 C.F.R. Part 730 et seq.); (C) United States anti-boycott regulations administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the Internal Revenue Service; (D) the reporting requirements administered by the Census Bureau of the United States Department of Commerce; (E) the economic sanctions laws, regulations and associated executive orders administered by the United States Departments of Treasury, Commerce and State; and (F) Laws related to imports of goods and payment of customs duties and fees (collectively, the “Trade Compliance Laws”);

(ii) Except as set forth in Section 3.17(d)(ii) of the Company Disclosure Letter, no Acquired Company has been cited or fined for failure to comply with the Trade Compliance Laws, and no proceeding, or to the knowledge of the Company, investigation, with respect to any alleged non-compliance with Trade Compliance Laws or any Permit obtained thereunder by any Acquired Company is pending or, to the Company’s knowledge, threatened; and

(iii) Except as set forth in Section 3.17(d)(iii) of the Company Disclosure Letter, no Acquired Company has made any disclosures (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or Liability of any Acquired Company arising under or relating to any Trade Compliance Laws or any Permit obtained thereunder.

(e) Section 3.17(e) of the Company Disclosure Letter sets forth a list of each issued Permit under Trade Compliance Laws currently held by the Acquired Companies, including the issuing Governmental Entity, the expiration date, and, if applicable, the Permit number. All Permits included on Section 3.17(e) of the Company Disclosure Letter, except as noted therein, are in full force and effect and as of the date of this Agreement and no proceeding is pending or, to the Company’s knowledge, threatened, to revoke or limit any such Permit.

Section 3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Company Plan. With respect to each Company Plan, the Company has, prior to the date of this Agreement, made available to Parent true and complete copies of, as applicable, (i) the Company Plan and any amendments thereto (or if the Company Plan is not a written Company Plan, a written description thereof), (ii) any related trust or other funding vehicle (including any amendments thereto), (iii) each current summary plan description required by ERISA and summary of material modifications thereto, (iv) the most recently filed Form 5500 required under ERISA or the Code, (v) the most recent determination, advisory or opinion letter received from the Internal Revenue Service, and (vi) the most recent actuarial report or valuation relating to each Company Plan subject to Title IV of ERISA.

(b) Each Company Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and applicable Law.

(c) Except as set forth in Section 3.18(c) of the Company Disclosure Letter, no Acquired Company (i) maintains, contributes to, is required to contribute to or has any Liability in respect of any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, (ii) contributes to, or is required to contribute to, any multiemployer plan as defined in Section 3(37) of ERISA, (iii) has any Liability relating to a multiemployer plan as defined in Section 3(37) of ERISA, or (iv) maintains, contributes to, is required to contribute to or has any Liability in respect of any Plan outside the U.S. that is required by Law to be funded and that has any material underfunded Liabilities. For the avoidance of doubt, for purposes of this Section 3.2(c), Liability includes Liability related to an ERISA Affiliate.

(d) Each Company Plan that is an “employee pension benefit plan” (within the meaning of ERISA Section 3(2)) intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter as to its qualification. To the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to disqualification or loss of tax-exempt status of any such Company Plan or a related trust.

(e) Except as set forth in Section 3.18(e) of the Company Disclosure Letter, no Company Plan provides or promises to provide for post-employment or post-retirement health, medical, dental, disability, life insurance, or similar benefits to any current or former employees, their spouses or dependents, except as required under Section 4980B of the Code or except as may be required pursuant to any other applicable Law. Except as set forth on Section 3.18(e) of the Company Disclosure Letter, the Acquired Companies do not have any Liability with respect to any plan of the type described in the preceding sentence.

(f) With respect to each Company Plan, no material Action (other than routine individual claims for benefits in the ordinary course of business) is pending or, to the Knowledge of the Company, threatened in writing.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement do not, (i) entitle any current or former employee of the Acquired Companies to any change in control, retention, or other similar payment under any Company Plan, whether or not some other subsequent action or event would also be required to cause such payment to be triggered or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee under any Company Plan, whether or not some other subsequent action or event would also be required to cause such acceleration, funding, vesting, or increase to be triggered.

(h) Except as set forth in Section 3.18(h) of the Company Disclosure Letter, no payment which is or may be made by, from or with respect to any Company Plan in connection with the transactions contemplated by this Agreement, to any current or former employee, officer or director of any Acquired Company will be characterized as an “excess parachute payment” under Section 280G of the Code, whether or not some other subsequent action or event would also be required to cause such payment to be so characterized.

(i) No Company Plan obligates any Acquired Company to reimburse or indemnify any Person for Taxes under Code Sections 409A or 4999.

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of all registered and applied for Patents, Trademark, Copyrights, and Domain Names owned by an Acquired Company, setting forth as to each such item, if applicable: (i) the owner of such item, (ii) the application or registration/issuance number for such item, (iii) the date of application, registration or issuance of such item, and (iv) the jurisdiction in which such item is registered, issued or pending (collectively, the “Registered Intellectual Property”). In connection with the Registered Intellectual Property, all registrations are in force and all applications for the same are pending in good standing and all material filings and fees required to date related to the Registered Intellectual Property have been timely filed with and paid to the relevant Governmental Entities. To the Knowledge of the Company, (i) no opposition, cancellation, re-examination, invalidation or other Action is pending challenging the extent, validity, enforceability or an Acquired Company’s ownership of any Registered Intellectual Property and (ii) there is no reasonable basis for any such challenge. Section 3.19(a) of the Company Disclosure Letter sets forth a list of all (i) material unregistered Trademarks owned by each Acquired Company and (ii) material Company Software.

(b) Except as set forth on Section 3.19(b) of the Company Disclosure Letter, the Acquired Companies are the exclusive owners of all material Company Intellectual Property free and clear of Encumbrances (except Permitted Encumbrances), other than non-exclusive licenses granted by the Acquired Companies in the ordinary course of business in connection with the sale, lease, license, or transfer of products or provision of services. Except as set forth on Section 3.19(b) of the Company Disclosure Letter: (i) the conduct of the business of the Acquired Companies as currently conducted and as previously conducted during the last five (5) years, and as planned to be conducted based on existing business plans, does not infringe or misappropriate and has not infringed or misappropriated any Person’s Intellectual Property, (ii) there are no claims pending or, to the Knowledge of the Company, threatened in writing against the Acquired Companies in the last five (5) years alleging infringement or misappropriation of any Person’s Intellectual Property, (iii) no Person is, to the Knowledge of the Company, infringing or misappropriating any of the Company Intellectual Property in any material respect, and there are no claims pending or threatened in writing against any Person in the past five (5) years by any Acquired Company alleging such infringement or misappropriation, (iv) no Company Intellectual Property is the subject of, nor is any Acquired Company party to, any lawsuit or other judicial, administrative or arbitral proceeding relating to the infringement or misappropriation of any Intellectual Property, and (v) no Company Intellectual Property is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use or ownership thereof. All material Intellectual Property owned, licensed, or used by the Acquired Companies immediately prior to the Closing shall be owned, licensed, or available for use, as the case may be, by the Acquired Companies on substantially the same terms and conditions immediately following the Closing.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth a complete and correct list of all agreements under which: (i) an Acquired Company acquires, uses or has the right to use any material Intellectual Property owned by a third party (other than off-the-shelf software licensed under shrink wrap agreements for which an Acquired Company pays less than $100,000 in licensing or other fees per software title in the last fiscal year); (ii) an Acquired Company has assigned or granted a license or sublicense to any third party to use any Company Intellectual Property that is material to the Company; or (iii) an Acquired Company is involved, whether alone or with a third party, in the development of any Intellectual Property (other than Government Contracts) (the agreements listed in subsections (i), (ii) and (iii) above, the “Company IPR Agreements”). No Acquired Company is a party to any agreement under which it receives an exclusive license to use any Software or grants to any third party an exclusive license to use any Software.

(d) The material information technology systems used in the business by the Acquired Companies, including all computer hardware, software, firmware, process automation and telecommunications systems (“IT Systems”), perform reliably and in material conformance with the applicable specifications and documentation for such systems, and during the last two (2) years, there have been no failures, breakdowns, data security breaches, or other incidents adversely affecting any such IT Systems or any Software, data, information or materials contained therein, other than temporary problems arising in the ordinary course of business that did not materially disrupt the operations of the Acquired Companies or result in a loss in excess of $500,000. The Acquired Companies maintain commercially reasonable security, disaster recovery and business continuity plans, and procedures and have taken commercially reasonable measures to protect the security and integrity of the IT Systems and the data stored or contained therein or transmitted thereby.

(e) Except as set forth on Section 3.19(e) of the Company Disclosure Letter, the Acquired Companies have taken commercially reasonable actions to maintain, enforce, and protect material Company Intellectual Property. All former and current employees, agents, consultants and independent contractors of the Acquired Companies who have materially contributed to the creation or development of any material Company Intellectual Property used in the business of an Acquired Company, or any material Intellectual Property provided to a customer or otherwise distributed by an Acquired Company in connection with the business of an Acquired Company have executed agreements pursuant to which such Person (i) agrees to maintain the confidentiality of, and not use or disclose, the confidential information of the Acquired Companies and (ii) assigns to an Acquired Company all Intellectual Property created or developed by such Person in the course of such Person’s employment or other relationship with such Acquired Company. To the Knowledge of the Company, no former and current employees, agents, consultants and independent contractors of the Acquired Companies referenced in the immediately preceding sentence have breached or violated any of the agreements referenced in the immediately preceding sentence in any material respect.

(f) Except as would not reasonably be expected to be material to the Company, no source code for any Company Software nor any material Software developed by an Acquired Company and provided to a customer or otherwise distributed by an Acquired Company in connection with the business of an Acquired Company has been delivered, licensed, or otherwise made available to any escrow agent or other Person who is not an employee of the Acquired Companies or a consultant of the Acquired Companies who has entered into a written agreement to protect the confidential information of the Acquired Companies, and the Acquired Companies do not have any duty or obligation (whether present or contingent) to deliver, license or make available such source code for any Company Software to any escrow agent or other Person.

(g) Except as set forth in Section 3.19(g) of the Company Disclosure Letter, none of the material Company Software, nor any material Software developed by an Acquired Company and provided to a customer or otherwise distributed by an Acquired Company in connection with the business of an Acquired Company, contains any open source, public source, freeware, or other similar Software that requires the disclosure, licensing or distribution of any such Software source code or otherwise imposes any limitation, condition or restriction on the right of the Acquired Companies to use, license, sell, distribute, or otherwise exploit, any such Software or charge for the same.

(h) Except as set forth on Section 3.19(h) of the Company Disclosure Letter, none of the Patents included in Company Intellectual Property was conceived or first actually reduced to practice in performance of a Government Contract. The Acquired Companies, with respect to material Company Intellectual Property provided to a customer under a Government Contract by an Acquired Company, have complied in all material respects with all data rights marking requirements under FAR Parts 27 and 52 or DFARS Parts 227 and 252. The Acquired Companies, with respect to any other material Intellectual Property provided to a customer under a Government Contract by an Acquired Company and only to the extent a third party has provided applicable legends in accordance with FAR Parts 27 and 52 or DFARS Parts 227 and 252 with respect to such Intellectual Property to an Acquired Company, have complied in all material respects with all data rights marking requirements under FAR Parts 27 and 52 or DFARS Parts 227 and 252.

(i) Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.19 constitute the sole and exclusive representations and warranties of the Company hereunder with respect to intellectual property matters.

Section 3.20 Brokers’ Fees.

Except as set forth in Section 3.20 of the Company Disclosure Letter, no broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, investment banker’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. For the avoidance of doubt, any fees, commissions or expenses set forth in Section 3.20 of the Company Disclosure Letter shall be considered Transaction Expenses.

Section 3.21 Insurance.

Section 3.21 of the Company Disclosure Letter sets forth a list of all material policies of insurance currently owned, held or maintained by, at the expense of or for the benefit of any Acquired Company as of the date hereof and all premiums with respect thereto concerning all periods up to and including the Effective Time will have been paid. All such policies are in full force and effect as of the date hereof. There are no pending claims against any such insurance policy as to which the insurers have denied Liability. No Acquired Company has received any written notice of cancellation, amendment or dispute as to coverage with respect to any such policies. This Section 3.21 shall not apply to insurance under any employee benefit plan.

Section 3.22 Affiliate Transactions.

Section 3.22 of the Company Disclosure Letter sets forth all Contracts, excluding any Company Plan or compensation arrangement, between any Acquired Company, on the one hand, and any director or officer of any Acquired Company or any Affiliate of an Acquired Company (other than an Acquired Company), on the other hand, that are currently in effect or were in effect at any time since January 1, 2014 (each, an “Affiliate Contract”). Except as set forth in Section 3.22 of the Company Disclosure Letter, after giving effect to the Closing, there will be no Affiliate Contracts or transactions between any Acquired Company, on the one hand, and any Affiliate of an Acquired Company (other than an Acquired Company), on the other hand (other than the Company Plans and compensation arrangements with directors, officers and employees entered into in the ordinary course of business and the Transaction Agreements).

Section 3.23 Vote Required.

The approval of a majority of the outstanding shares of Common Stock is the only vote of the stockholders of the Company required to adopt this Agreement and approve the Merger (the “Required Stockholder Consent”).

Section 3.24 Material Customers and Vendors.

(a) Since December 31, 2015, no counter-party to a Material Company Contract, or Governmental Entity in the event of a Material Government Contract, has cancelled, terminated or materially and adversely modified, or, to the Knowledge of the Company, (x) threatened in writing to cancel, terminate or materially and adversely modify (including by materially decreasing the rate or amount of services obtained from the Acquired Companies) its relationship with any of the Acquired Companies or (y) sought to convert any exclusive or single-source purchasing arrangement or relationship between such customer and an Acquired Company into a non-exclusive or multi-source arrangement or relationship. The term “Material Company Contract” means any Company Contract that the Company expects to generate more than Five Million Dollars ($5,000,000) in net revenue to the Acquired Companies in 2016.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth a list of the top ten (10) vendors (whether subcontractors or suppliers) of the Acquired Companies by year on the basis of amounts paid by the Acquired Companies for goods or services rendered during each of the years ended December 31, 2014 and December 31, 2015 (the “Material Vendors”). Since December 31, 2015, no Material Vendor has cancelled, terminated or materially and adversely modified, or, to the Knowledge of the Company, (x) threatened in writing to cancel, terminate or materially and adversely modify its relationship with any of the Acquired Companies or (y) sought to convert any exclusive or single-source purchasing arrangement or relationship between such vendor, on the one hand, and an Acquired Company, on the other hand, into a non-exclusive or multi-source arrangement or relationship.

Section 3.25 Data Protection Warranties.

(a) Each of the Acquired Companies complies in all material respects with all Laws that govern the collection, use, processing, disclosure and protection of personally identifiable information (“PII”) (“Data Protection Laws”). Each of the Acquired Companies has in place and operates reasonable procedures relating to compliance with those Data Protection Laws.

(b) Each of the Acquired Companies has in place arrangements for the outsourcing to any third party of any processing of PII that comply in all material respects with Data Protection Laws, and each of the Acquired Companies has in place arrangements for the international transfer of any PII that comply in all material respects with Data Protection Laws.

(c) Since January 1, 2013, to the Knowledge of the Company, none of the Acquired Companies has suffered any personal data breach that would require under Data Protection Laws an Acquired Company to notify individuals whose information was compromised in that breach, except for personal data breaches that have not had a material impact on the business of the Acquired Companies.

(d) Since January 1, 2013, none of the Acquired Companies has received any written notices or, to Company’s Knowledge, any other communications from any Governmental Entity: (i) alleging material non-compliance with any Data Protection Laws; or (ii) notifying an Acquired Company of any material regulatory investigation by a Governmental Entity regarding an Acquired Company’s use of PII or non-compliance with Data Protection Laws, and to the Knowledge of the Company, there are no circumstances as of the date hereof likely to give rise to any such notices or communications.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing of Parent and Merger Subsidiary.

Parent is a limited liability company, duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Subsidiary has the requisite power and authority to own, lease, and operate its properties and to carry on its businesses as now conducted. Merger Subsidiary is a corporation, duly formed, validly existing and in good standing under the Laws of the State of Delaware. Merger Subsidiary was formed solely for the purposes of consummating the transactions contemplated hereby.

Section 4.2 Authorization by Parent and Merger Subsidiary.

Each of Parent and Merger Subsidiary has all requisite power (corporate or otherwise) and authority to execute, deliver and perform its obligations under the Transaction Agreements to which it is a party, and to consummate the Merger and the other transactions contemplated by the Transaction Agreements. The execution, delivery and performance by each of Parent and Merger Subsidiary of the Transaction Agreements to which it is a party and the consummation by each of them of the Merger and the other transactions contemplated by the Transaction Agreements have been or will be prior to Closing duly and validly authorized by all necessary action (corporate or otherwise) on the part of Parent and Merger Subsidiary and no other proceedings (corporate or otherwise) on the part of Parent or Merger Subsidiary are necessary to authorize the execution, delivery and performance by either of Parent or Merger Subsidiary of the Transaction Agreements to which it is a party or to consummate the Merger or the other transactions contemplated by the Transaction Agreements to which it is a party other than the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Subsidiary. The Transaction Agreements to which either Parent or Merger Subsidiary (or both) is a party have been or, for those Transaction Agreement to be executed following the date hereof, will be at Closing duly executed and delivered by Parent or Merger Subsidiary (or both), as the case may be, and, assuming due authorization, execution and delivery by the other parties thereto, constitute, or will constitute at Closing, a valid and binding obligation of Parent or Merger Subsidiary (or both), as the case may be, enforceable against them in accordance with the terms therein, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at Law or in equity) and the discretion of a court before which any proceeding therefor may be brought.

Section 4.3 Governmental Filings.

No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement by Parent or Merger Subsidiary or the consummation of the Merger, except (a) Governmental Filings under the HSR Act, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (c) such other Governmental Filings the failure of which to be obtained or made has not and would not reasonably be expected to materially impair or delay Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

Section 4.4 No Conflict or Violation.

The execution, delivery and performance by Parent and Merger Subsidiary of the Transaction Agreements and the consummation by Parent and Merger Subsidiary of the Merger and the other transactions contemplated by the Transaction Agreements do not or will not: (a) assuming all Governmental Filings described in Section 3.4 and Section 4.3 have been obtained or made, and assuming receipt of all consents, authorizations, clearances, approvals, and waiting period expirations or terminations as may be required under the HSR Act, materially violate any applicable Law to which Parent or Merger Subsidiary is subject; (b) result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which Parent or Merger Subsidiary is a party, except as has not had and would not reasonably be expected to, individually or in the aggregate, impair or delay Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement; or (c) violate any provision contained in the Organizational Documents of Parent or Merger Subsidiary.

Section 4.5 Legal Proceedings.

As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened in any written notice to Parent or its Subsidiaries that seek to challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of, or seek other equitable relief with respect to, the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor Merger Subsidiary is subject to any judgment, order or decree, which would impair or delay Parent’s or Merger Subsidiary’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

Section 4.6 Funding.

Parent has sufficient cash on hand or other sources of immediately available funds (collectively, “Financing”) to enable each of Parent and Merger Subsidiary to (a) satisfy all of its obligations under the Transaction Agreements and (b) to consummate the transactions contemplated by the Transaction Agreements, including the payment of all amounts required to be paid pursuant to this Agreement. Each of Parent and Merger Subsidiary acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its or any other Person’s ability to obtain any third-party financing.

Section 4.7 Investment Representation.

Parent is acquiring the Company for its own account with the present intention of holding the securities of the Company for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Parent has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Parent acknowledges that it has been afforded: (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company and the Acquired Companies concerning the merits and risks of investing in the Acquired Companies; (b) access to information about the Acquired Companies, their results of operations, financial condition and cash flow, and their businesses generally; and (c) the opportunity to obtain such additional information that Parent believes is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Parent and Merger Subsidiary are each an “accredited investor” as defined in Regulation D promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended.

Section 4.8 Solvency.

As of the Closing, Parent is, individually and together with its Subsidiaries, Solvent.

Section 4.9 Brokers’ Fees.

No broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, investment banker’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

ARTICLE V

NO OTHER REPRESENTATIONS OR WARRANTIES

Section 5.1 Due Diligence Review; Projections; No Other Representations and Warranties.

(a) Each of Parent and Merger Subsidiary acknowledges that it has conducted its own due diligence investigation with respect to the Acquired Companies. Each of Parent and Merger Subsidiary acknowledges that except for the representations and warranties expressly made by the Company in Article III, of the Stockholders in the Company Stockholder Consent, of the Holders in the Instruction Letters or Letters of Transmittal, as applicable, and of the Company in the certificate delivered pursuant to Section 7.2(a)(iv) (collectively, the “Contractual Representations”), (i) no Acquired Company (nor any Related Person of such Acquired Company) has made or has been authorized to make, and Parent and Merger Subsidiary are not relying on, any representation or warranty, express or implied, in respect of the Common Stock, the Holders or the Acquired Companies or the respective assets, liabilities, businesses or operations or any other matter of the Acquired Companies (including in respect of the correctness, accuracy or completeness of any contract, certificate, statement or information furnished, made or made available, or to be furnished, made or made available, at any time, by any means) in connection with the transactions contemplated hereby, and (ii) any estimates, projections, predictions, data, financial information (other than the Financial Statements), memoranda, presentations, statements or any other materials or information provided or addressed to it are not and shall not be deemed to be or to include representations or warranties of the Company or any of its respective Affiliates or Related Persons. Each of Parent and Merger Subsidiary disclaims all other representations and warranties (whether written or oral, whether express or implied, whether in regard to merchantability, fitness for a particular purpose, condition or design or arising from a course of dealing or usage of trade or otherwise). In connection with Parent’s investigation of the Company, Parent has received from or on behalf of the Company certain projections, including projected financial statements, cash flow items, certain business plan information and other data of the business of the Acquired Companies. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans and is not relying on them, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Parent shall have no claim against the Company, any Holder or any other Related Person with respect to the foregoing.

(b) The Company and the Stakeholder Representative, on behalf of the Holders, acknowledges that except for the representations and warranties expressly made by Parent and Merger Subsidiary in Article IV and in the certificate delivered pursuant to Section 7.3(d) (collectively, the “Parent Representations”), neither Parent nor Merger Subsidiary (nor any of Related Person of Parent or Merger Subsidiary) has made any representation or warranty, express or implied, in respect of Parent or Merger Subsidiary; no such Related Person has been authorized by Parent or Merger Subsidiary to make any representation or warranty relating to Parent or Merger Subsidiary or the respective assets, liabilities businesses or operations or any other matter of the Parent or Merger Subsidiary in connection with the transactions contemplated hereby except the Parent Representations.

(c) Nothing in this Section 5.1 or elsewhere in this Agreement shall relieve any Party or Holder from Liability for Fraud by such Person.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Company’s Business.

During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except (i) as contemplated, required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 6.1 of the Company Disclosure Letter or (iv) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given if Parent does not object in writing within ten (10) Business Days after a written request for such approval is delivered to Parent by the Company), the Company shall, and shall cause the Company’s Subsidiaries to, (x) conduct their respective businesses and operations in the ordinary course of business consistent with past practice (including any conduct that is reasonably related, complementary or incidental thereto and including the making of Tax payments and estimated Tax payments), (y) use commercially reasonable efforts to preserve the present commercial relationships with key Persons with whom it does business as well as relationships with employees, and (z) not take or omit to be taken any action which would reasonably be expected to have a Material Adverse Effect. Subject to clauses (i) through (iv) above, the Company shall not, and shall cause each of the Company’s Subsidiaries not to:

(a) authorize or effect any amendment to or change its Organizational Documents in any material respect;

(b) issue or authorize issuance of any Equity Interests (other than upon the exercise of the Company Options), or grant any options, warrants, or other rights to purchase or obtain any of its Equity Interests; sell or otherwise dispose of any of the Equity Interests of a Subsidiary, other than to an Acquired Company; or declare, set aside or pay any non-cash dividends in respect of its capital stock;

(c) (i) except in the ordinary course of business, (A) enter into any Contract that, had it been entered into prior to the date hereof, would be a Company Contract, (B) materially amend, modify, terminate or cancel (x) any existing Company Contract or (y) any Contract that, had it been entered into prior to the date hereof, would be a Company Contract or (ii) engage in or enter into any Contract that, had it been entered into prior to the date hereof, would have been required to be disclosed in Section 3.22 of the Company Disclosure Letter;

(d) except in the ordinary course of business, sell, lease, license, transfer or otherwise dispose or permit the cancellation, abandonment or dedication to the public domain of any of the material property rights (including material Intellectual Property) or assets of the Acquired Companies, other than distributions of cash to any Acquired Company, and other than as required pursuant to existing Contracts or commitments;

(e) enter into any material joint venture, partnership, or other similar arrangement or make any loans, advances or capital contributions to or other investments in any other Persons other than an Acquired Company (other than advances to employees and independent contractors in the ordinary course of business);

(f) cancel, compromise or settle any material Action, or intentionally waive or release any material rights, of any Acquired Company, in each case other than the Contingent Litigation Proceedings;

(g) make any changes to its accounting principles or practices, other than as may be required by Law, GAAP or generally accepted accounting principles in the jurisdictions of incorporation or formation of the relevant Acquired Company;

(h) discontinue any business material to the Acquired Companies, taken as a whole;

(i) other than in the ordinary course of business consistent with past practices, change in any material respect the policies or practices of any Acquired Company with regard (i) to the extension of discounts or credit to customers, (ii) cash management (including the creation of any receivables, the timing of collection of receivables and payment of payables and other Current Liabilities) or (iii) maintenance of its books and records;

(j) enter into or adopt a plan or agreement of recapitalization, reorganization, merger or consolidation or adopt a plan of complete or partial liquidation or dissolution;

(k) increase the base salary, bonus, incentive compensation (both cash and equity), retirement benefits, change in control benefits or severance benefits of any employee, officer or director of any Acquired Company (other than base salary increases (and corresponding cash bonus opportunity increases) for non-officer employees made in the ordinary course of business);

(l) establish, adopt, terminate or materially amend any Company Plan or agreements thereunder (other than (i) amendments required by Law or required to maintain the tax-qualified or registered status of any Company Plan under Code Section 401(a) or other Law and (ii) compensation arrangements (excluding equity or severance) for new hires that are generally consistent with that covering employees of the Acquired Companies in similar positions with similar seniority, not in excess of One Hundred Seventy-Five Thousand Dollars ($175,000) per annum);

(m) incur, assume or guarantee any new indebtedness outside of the ordinary course of business (which in any event must be paid off prior to Closing or reflected in the calculation of Final Adjusted Closing Cash Consideration) or create any new Encumbrances on its properties or assets (other than Permitted Encumbrances);

(n) other than in the ordinary course of business, modify, amend, terminate or permit the lapse of, in any material manner, any lease of real property material to the business of the Company, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property other than in the ordinary course of business;

(o) make, change or revoke any material Tax election, change any accounting period for Tax purposes, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, if such election, change, amendment, agreement, settlement, surrender, or consent would have the effect of increasing the Tax Liability of any of the Acquired Companies or decreasing any Tax attributes of the Acquired Companies;

(p) agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (a) through (o) above.

Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Acquired Companies’ operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company’s Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, (A) at or prior to the Closing, the Acquired Companies shall be permitted to transfer cash to repay Indebtedness, and (B) no consent of Parent shall be required with respect to any matter set forth in this Section 6.1 in this Agreement to the extent that the requirement of such consent would be reasonably be expected to violate any applicable Law.

Section 6.2 Publicity.

Parent and the Company agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Parent and the Company agree that no public release or announcement concerning the terms of the transactions contemplated by this Agreement shall be issued by any Party without the prior consent of Parent and the Company, except (a) as required by Law or by the applicable rules of any stock exchange on which Parent or any Affiliate of Parent list securities or is subject, in which case the Party required to make the release or announcement, shall, to the extent reasonably practicable, allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance consistent with applicable Law and (b) as such release or announcement is required in connection with any required filings under the HSR Act or in response to any request for information or documents by a Governmental Entity investigating the transactions contemplated herein. From and after the Closing, the Company’s institutional investors set forth on Section 6.2 of the Company Disclosure Letter may identify the Company as a former portfolio company and indicate that it was sold to Parent on such institutional investors’ websites, in their marketing materials and in their press releases, and may engage in ordinary course communications with their current and prospective shareholders, members, partners and investors, as applicable, subject to the confidentiality obligations binding on such institutional investors; provided, however, that any such identification or communications shall be consistent with the description of the Transaction in Guarantor’s SEC filings.

Section 6.3 Confidentiality.

Parent and its representatives shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated by this Agreement as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in any of the Transaction Agreements, but subject to Sections 6.2 and 10.19, for a period of three (3) years following the Closing, (a) all confidential information of the Acquired Companies as of the date of the Closing will constitute confidential information of Parent (and not any former Holder), irrespective of whether such confidential information was identified or otherwise designated as “confidential,” (b) Parent will have no obligations whatsoever under the Confidentiality Agreement with respect to such confidential information of the Acquired Companies and (c) with respect to such confidential information of the Company, the Stakeholder Representative and each former Holder will hold, and will take reasonable measures to cause their respective stockholders, officers, counsel, advisors, employees and any other representatives to hold, such confidential information in confidence, unless such information was or becomes generally available to the public, other than as a result of disclosure by the Stakeholder Representative or any former Holder, or the Stakeholder Representative or any former Holder is legally required to disclose such confidential information by Law or by legal process.

Section 6.4 Access to Information.

(a) Access Prior to Closing. Between the date hereof and the Closing Date, the Company shall, upon reasonable request of Parent, provide to Parent and its authorized representatives during normal business hours reasonable access to all books, records and properties of the Company and its Subsidiaries, and shall cause the Company and its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. All of such information shall be treated as “Evaluation Materials” pursuant to the terms of, and as such term is defined in, the Confidentiality Agreement. At or as soon as reasonably practicable following the Closing, the Company will deliver a copy of all documents in the Data Room to Parent on compact disc, DVD or USB flash drive. Notwithstanding anything herein to the contrary, (i) no such access between the date hereof and the Closing Date shall be permitted to the extent that it would require any Acquired Company to disclose information subject to attorney-client or similar privilege (if such disclosure would waive such privilege) or of which such access is restricted by contract or applicable Law, (ii) except for contact made in the ordinary course of business consistent with past practices and unrelated to any of the Transaction Agreements or any transactions contemplated thereby, neither Parent nor its representatives shall contact any suppliers to, or customers of, the Company regarding the Company prior to the Closing without first obtaining the written consent of the Company, (iii) no such access shall be permitted for any environmental testing, sampling or other invasive environmental investigations and (iv) no such access shall be permitted to the extent that it would require any Acquired Company to disclose information that is classified or for which disclosure is prohibited by the terms of any contract or Law. The Company may, as it deems advisable and necessary, designate any sensitive materials provided to Parent and its authorized representatives under this Section 6.4(a) as “outside counsel only” to the extent competitively sensitive with Parent. Such materials and the information contained therein shall be given only to outside counsel of Parent and its representatives and will not be disclosed by such outside counsel to employees, officers, or directors of Parent without the advance written consent of the Company.

(b) Access After the Closing. In order to facilitate the resolution of any claims made against or incurred by the Holders, the Company or any of their respective affiliates or for any other purpose, for the five (5)-year period commencing on the Closing Date, the Company (or its successor) will provide the Stakeholder Representative and its authorized representatives access (including the right to make photocopies) to all books and records of the Company and its Subsidiaries (or their successors) and other written information with respect to the Company and its Subsidiaries (or their successors) as the Stakeholder Representative may from time to time request. The Company shall use commercially reasonable efforts to preserve and keep all material books and records of the Company and its Subsidiaries relating to the period prior to the Closing for a period of at least five (5) years from the Closing Date. Notwithstanding anything herein to the contrary, (i) no such access shall be permitted to the extent that it would require any Acquired Company to disclose information that is classified, subject to attorney-client or similar privilege (if such disclosure would waive such privilege) or for which disclosure is prohibited by the terms of any Contract or Law. The obligations of the Company under this Section 6.4(b) shall not be terminated or modified in such a manner as to adversely affect any Holder without the express written consent of such affected Holder (it being expressly agreed that the Holders shall be third-party beneficiaries of this Section 6.4(b)). The Company may, as it deems advisable and necessary, designate any sensitive materials provided to the Stakeholder Representative and its authorized representatives under this Section 6.4(b) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the Stakeholder Representative and its representatives and will not be disclosed by such outside counsel to employees, officers, or directors of the Stakeholder Representative without the advance written consent of the Company.

Section 6.5 Filings and Authorizations, Including HSR Act Filing.

(a) Each Party shall or shall cause its ultimate parent entity as that term is defined in the HSR Act to (i) make the filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby, as soon as practicable, but in any event no later than ten (10) Business Days following the date hereof, (ii) comply at the earliest practicable date and after consultation with the Company or Parent, as applicable, with any reasonable request for additional information or documentary material received by the other or any of its Affiliates from any applicable Governmental Entity in connection with filings required under the HSR Act, (iii) cooperate with one another (including furnishing all necessary information and reasonable assistance as the other may request) in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Governmental Entity, (iv) use its commercially reasonable efforts to secure the early termination of any waiting periods under the HSR Act to permit the consummation of the transactions contemplated hereby at the earliest possible date, and (v) not take, or cause to be taken, any actions or do, or cause to be done, any things that would be reasonably expected to materially delay the obtaining of any approval or to extend any waiting period under the HSR Act or any other applicable merger control Laws with respect to the transactions contemplated hereby or to cause any Governmental Entity to object to such transactions. Each Party shall promptly inform the other Parties of any material communication (whether oral or written) made to, or received by, such Party from any Governmental Entity regarding any of the transactions contemplated hereby, and promptly provide a copy of any such written communication, or a written summary of any such oral communication, to the other Parties. Each of the Company and Parent agrees not to initiate or agree to participate in any substantive meeting, telephone call, or discussion with any Governmental Entity in respect of the transactions contemplated hereby unless it consults with the other Parties in advance, and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to participate. Parent and the Company shall each be responsible for one-half (1/2) of all filing fees in connection with filings required under the HSR Act.

(b) Without limiting the generality of Parent’s undertaking pursuant to this Section 6.5, Parent agrees to use its commercially reasonable efforts to avoid or eliminate each and every impediment under the HSR Act that may be asserted by any Governmental Entity or any other party so as to enable the Parties to consummate the transactions contemplated hereby at the earliest possible date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, trusts or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement, as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any Order in any suit or proceeding, which would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated hereby. Notwithstanding anything herein to the contrary, Parent shall not be required to propose, negotiate, commit to or effect any divesture, disposition, sale or licenses of any of its, its Subsidiaries’ or the Acquired Companies’ assets or businesses or to take or agree to take any action involving divestures, dispositions, licensing, or hold separate arrangements or limitations to its freedom of action or that of any Acquired Company that would be reasonably expected to (i) give rise to a material adverse effect on the business of (A) the Parent, (B) the Acquired Companies taken as whole, or (C) the combined businesses of Parent and Acquired Companies taken as a whole after the Closing, or (ii) involve a material amount or portion of the assets or business of the Company and the Company Subsidiaries (collectively, a “Parent Adverse Consequences”). In addition, Parent shall use its commercially reasonable efforts to defend through litigation on the merits (including the taking and defending of appeals related thereto) any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing. The entry by any Governmental Entity in any legal proceeding of an order permitting the consummation of the transactions contemplated hereby but which is subject to certain conditions or that requires Parent or any of its Affiliates to take any action, including any restructuring of the assets or lines of business of the Acquired Companies or lines of business of Parent or any of its Affiliates or any changes to the existing business of Parent or any of its Affiliates, shall not be deemed a failure to satisfy the conditions specified in Section 7.1(a)(ii) or 7.1(c) unless such conditions amount collectively to a Parent Adverse Consequences. References in this Section 6.5 to “Parent” and “Party” shall also be deemed to refer to the Guarantor as the ultimate parent entity of Parent, where relevant.

(c) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of any Party before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the transactions contemplated hereby shall be disclosed to the other Parties in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Notwithstanding the foregoing in this Section 6.5(c), no Party will be obligated to share with the other Party any documents that it produces with its HSR notification that are or could be responsive to Item 4(c) or Item 4(d) of the HSR notification. Each Party shall give sufficient notice to the other Parties with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity in order to provide the other Parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact if acceptable to the Governmental Entity. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. Nothing in this Section 6.5 shall require either party to provide the other party with access to, or disclose any information to, the other party if such access or disclosure, in the good faith reasonable belief of the producing party, (x) would cause significant competitive harm to the producing party if the transactions contemplated hereby are not consummated, (y) would waive any legal privilege of the producing party or (z) would be in violation of applicable Laws of any Governmental Entity (including the HSR Act) or the provisions of any agreement to which any producing party is a party.

Section 6.6 Director and Officer Liability; Indemnification.

(a) Indemnity Agreements. For a period of six (6) years after the Closing Date, Parent shall, and shall cause the Acquired Companies to, take any necessary actions to provide that all rights to indemnification and all limitations on Liability existing in favor of any current or former officers, directors, or managers of any of the Acquired Companies (or their respective predecessors) (collectively, the “Company Indemnitees”), as provided in (i) the Organizational Documents of any of the Acquired Companies in effect on the date of this Agreement or (ii) the agreements providing for indemnification by any Acquired Company of any of the Company Indemnitees in effect on the date of this Agreement set forth in Section 6.6(a) of the Company Disclosure Letter (an “Indemnity Agreement”), shall survive the consummation of the transactions contemplated by this Agreement and continue in full force and effect on equal or more favorable terms and be honored by Parent and the Acquired Companies after the Closing. Without the prior written consent of such Company Indemnitee, Parent shall not, and shall cause the Acquired Companies not to, settle any matter for which it or they are providing indemnification to any Company Indemnitee, other than any settlement exclusively requiring the payment of monetary damages to be paid entirely by or on behalf of the indemnifying party that includes as an unconditional term thereof the giving by the Person or Persons asserting such claim to such Company Indemnitee of an unconditional release from all liability with respect to such matter and that there is no finding or admission of liability with respect to such Company Indemnitee.

(b) D&O Insurance. Effective immediately prior to the Closing, Parent shall, for the benefit of the Company’s directors and officers covered by the officers’ and directors’ liability insurance policies held by or for the benefit of the Company in effect on the date of this Agreement (the “Current Policies”), cause coverage to be extended under the Current Policies by obtaining, at Parent’s sole expense, a “tail” policy (the “Tail Policy”) from an insurer with a Standard & Poor’s rating of at least A under the Current Policies, which (i) has an effective term of six (6) years from the Closing Date, (ii) covers each Person currently covered by the Current Policies for actions and omissions occurring on or prior to the Closing and (iii) contains terms that are no less favorable than those of the Current Policies. From and after the Closing, Parent shall cause the Tail Policy to remain in full force and effect and for not less than six (6) years after the Closing Date shall not cause or permit any of its Affiliates to amend, waive, modify or otherwise alter the terms thereunder unless such amendment, repeal or modification is required by applicable Law. From and after the Closing, the Company shall, and Parent shall cause the Company to, timely submit any and all claims that may be covered by the Tail Policy.

(c) Ongoing Actions. Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Closing) is made against any Person covered by the Tail Policy or claim for indemnification is made by a Company Indemnitee on or prior to the sixth anniversary of the Closing, the provisions of this Section 6.6 shall continue in effect until the final disposition of such Action or claim.

(d) Obligations of Successor. In the event that the Company or Parent or any of their respective successors or assigns transfers or conveys all or a majority of its properties and assets to any Person, then proper provision shall be made so that the successor, assign or acquirer of the Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.6.

(e) Intended Third Party Beneficiaries. From and after the Effective Time, the obligations of Parent under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 6.6 applies without the express written consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6).

Section 6.7 Financial Statements and Terminations/Resignations.

(a) From and after the date hereof until the Closing Date, the Company shall provide Parent, as soon as reasonably practicable after the end of each calendar month, with an unaudited balance sheet of the Acquired Companies as of the end of such month, and the related unaudited statements of income and cash flow for the period then ended. From and after the date hereof until the Closing Date, as soon as reasonably practicable after the end of each fiscal quarter, the Company shall provide Parent with an unaudited balance sheet of the Acquired Companies as of the end of such quarter, and the related unaudited statements of income and cash flow for the period then ended. Each such quarterly financial statements shall (i) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies as of the date set forth therein and for the respective period set forth therein subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and the absence of footnotes thereto, none of which are individually or in the aggregate material, and (ii) have been prepared from the books and records of the Company and in accordance with the Accounting Methodology.

(b) From and after the date hereof until the Closing Date, the Company shall notify Parent promptly in writing if the employment of any employee of the Acquired Companies with base salary or base wages in excess of One Hundred Fifty Thousand Dollars ($150,000) per annum is terminated by the employee or the Acquired Companies.

Section 6.8 Cooperation.

On and prior to the Closing, the Company shall use commercially reasonable efforts to provide, and shall cause the Company’s Subsidiaries to use respective commercially reasonable efforts to provide, and the Company shall use commercially reasonable efforts to cause its advisors to provide, in each case in a timely manner, reasonable cooperation and assistance to Parent in connection with (a) the arrangement of the Financing and (b) Parent’s ability to comply with regulatory reporting requirements, in each case including, as reasonably requested: (i) assist with due diligence activities relating to the financial information of the Acquired Companies, (ii) make management of the Company available to participate in meetings, and (iii) provide such certificates, documents and financial reports as may be reasonably requested by Parent and its financing sources, including such financial reports as are required by the SEC or other regulatory bodies prior to the Closing; provided, that nothing herein shall require (A) such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (B) the Company to prepare or deliver any financial statements not previously provided to Parent other than unaudited financial statements of the Company and its consolidated Subsidiaries for the three (3)- and six (6)-month periods ended March 29, 2015 and March 27, 2016 and as of March 27, 2016, and June 28, 2015 and June 26, 2016 and as of June 26, 2016, as applicable; (C) deliver any other financial information in a form not customarily prepared by the Company or any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request, or (D) deliver or cause the delivery of any legal opinions or any certificate as to solvency. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any of its Subsidiaries be required to bear any out-of-pocket cost or expense, pay any fee or incur any Liability or make any commitment or agreement effective in connection with the Financing. Parent shall indemnify, defend and hold harmless the Acquired Companies against, and promptly advance to the Company cash in the amount of, any Liabilities (except for Liabilities arising as a result of any breach of any Contractual Representations), fees, costs and expenses that are incurred by the Company or any of its Subsidiaries in connection with their compliance with this Section 6.8.

Section 6.9 Commercially Reasonable Efforts.

Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, and without limiting the obligations of the Parties under Section 6.5, each of the Parties agrees to use commercially reasonable efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (a) the satisfaction of the conditions precedent to the obligations of any of the Parties hereto; (b) the obtaining or filing, as the case may be, of applicable consents, waivers or approvals of or notices to, any third parties (other than Governmental Entities, which are governed by Section 6.5), including those required in order for an Acquired Company to maintain any Permit after the Closing; (c) subject to Section 6.5, the defending of any Actions, whether judicial or administrative, challenging this Agreement or the performance of its obligations hereunder and (d) the execution and delivery of such instruments, and the taking of such other actions as the other Parties may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, none of the Company or the Holders or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval or incur any Liability or make any commitment or agreement effective in connection with the Financing.

Section 6.10 Tax Matters.

(a) If any Transfer Taxes are incurred by any Acquired Company in connection with the consummation of the Merger, such Transfer Taxes (including any costs or expenses related thereto) shall be paid by Parent. Any Tax Returns related to such Transfer Taxes shall be prepared and filed (or caused to be prepared and filed) by Parent.

(b) On or before the Closing, the Company shall deliver or cause to be delivered to Parent a certificate prepared in accordance with Treasury Regulation Section 1.1445-2(c)(3) of the Code certifying that the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; provided, that in the event the Company does not so deliver (or cause to be delivered) such certificate, Parent’s sole recourse under this Agreement (or otherwise) will be to make the withholdings required under Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(c) Before the Closing, the Company shall use its commercially reasonable efforts to (i) obtain, with respect to each Person who is a “disqualified individual” (within the meaning of Section 280G of the Code) of an Acquired Company a waiver (subject to the approval in clause (ii)) from such Person of his or her right to receive or retain any payments of money or other property, acceleration of benefits, or provision of other rights that have been or will be made hereunder, under any agreement contemplated herein, or under any Company Plans, in each case, that are “contingent” (within the meaning of Code Section 280G) on the consummation of the transactions contemplated by this Agreement and that would otherwise result in the imposition of an excise tax under Section 4999 of the Code on such Person and (ii) submit any such waived payments and benefits for approval by the Stockholders in a manner that complies with the requirements under Section 280G(b)(5) of the Code and Treasury Regulations § 1.280G-1. The Company shall provide Parent a reasonable opportunity to review and provide comments on all 280G related materials, including all waivers and stockholder approval materials in advance of the delivery of such materials to the Stockholders, and the Company shall consider Parent’s comments thereon in good faith. This Section 6.10(c) shall not be construed to require any specific outcome of the vote described herein and the failure to obtain any waiver referred to in Section 6.10(c)(i) shall not be construed as a failure of any condition to Closing.

(d) Each Acquired Company shall timely prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns for Tax periods ending before the Closing Date that are required to be filed on or before the Closing Date and shall timely pay (or cause to be paid) to the relevant Governmental Entity all Taxes shown as due on all such Tax Returns. Each such Tax Return shall be prepared on a basis consistent with past practice unless otherwise required by applicable Law. Prior to the filing of any such Tax Return relating to Taxes applicable to income of the Acquired Companies, the Company shall deliver to Parent, for its review and approval, such approval not to be unreasonably withheld, conditioned, or delayed, such Tax Returns a reasonable period of time (such reasonable period of time to be not less than thirty (30) days prior to the applicable filing deadline (taking into account applicable extensions), together with such other information as may reasonably be requested by Parent to facilitate its review of such Tax Return.

(e) None of the Acquired Companies shall amend any material Tax Returns outside of the ordinary course of business with respect to any Tax period ending on or before the Closing Date without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed. The Acquired Companies shall use commercially reasonable efforts to provide to Parent such information as is reasonably requested by Parent in order to enable Parent to exercise its rights hereunder in an informed manner.

Section 6.11 Further Assurances.

The Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under the Transaction Agreements to which they are a party, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents and (c) do such other acts and things, all as the other Parties may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction Agreements to which they are a party and the transactions contemplated hereby and thereby.

Section 6.12 Resignations.

The Company shall use commercially reasonable efforts to obtain the written resignations of each director or officer of an Acquired Company in their capacity as a director or officer of such Acquired Company that is reasonably requested by Parent at least three (3) Business Days prior to the Closing Date, effective as of and conditioned upon the Closing; provided that Parent and Merger Subsidiary hereby agree that no representation, warranty or covenant shall be construed to have been breached, or condition shall be construed to have failed, in any Transaction Agreement as a result of any such resignation.

Section 6.13 Exclusive Dealing.

Until the earlier of the time when this Agreement is terminated in accordance with Section 9.1 or the Closing Date:

(a) the Company shall not take, nor shall it permit any of its Subsidiaries and any of its respective officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants, subsidiaries or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Parent, Merger Subsidiary and/or their respective Affiliates) concerning any direct or indirect purchase of any of the Equity Interests of the Acquired Companies or any merger, sale of substantial assets or similar transaction involving any Acquired Company (for the avoidance of doubt other than the sale by any Acquired Company of immaterial assets in the ordinary course of business) (each such acquisition transaction, an “Acquisition Transaction”);

(b) the Company shall promptly advise Parent of any proposal regarding an Acquisition Transaction and the terms and conditions of any such proposal and the identity of the Person making any such proposal and shall keep Parent informed on a current basis in all material respects of the status and details of any such proposal;

(c) the Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any such party or any of its Subsidiaries is a party or under which any such party or any of its Subsidiaries has any rights, and will use its commercially reasonable efforts to cause each such agreement to be enforced at the request of the other party to this Agreement; and

(d) immediately following the execution of this Agreement, the Company and its Subsidiaries shall, and shall cause their respective Related Persons to, immediately ceases discussions or negotiations with any Person (other than Parent and Merger Subsidiary and their respective Related Persons) with respect to any Acquisition Transaction. As soon as reasonably practicable following the date of this Agreement, the Company shall terminate the access of any Persons other than Parent and its Related Persons to any “data room” hosted by the Company or any of its Subsidiaries or Related Persons relating to any Acquisition Transaction.

Section 6.14 Employees.

(a) During the one year period following the Closing, Parent shall, or shall cause one of its Affiliates to: (i) provide each of the employees who continue in employment with the Acquired Companies immediately following the Closing (each, a “Continuing Employee”) with base salary or base wages, as applicable, that are substantially similar to the base salary or base wages provided to such Continuing Employee immediately prior to the Closing and (ii) either: (A) maintain or increase (but not reduce) the employee benefits (which, for purposes of this Section 6.14(a), shall mean benefits provided under a 401(k) (excluding discretionary employer contributions), medical (excluding retiree), dental, disability, life insurance, and vacation plan) provided as of immediately prior to the Closing to the employees of the Acquired Companies under the Company Plans or (B) provide the Continuing Employees with the employee benefits under the Parent Plans that are provided to other similarly situated employees of the Parent and its Affiliates;

(b) From and after the Closing Date, Parent shall (or shall cause one of its Affiliates to) provide the Continuing Employees with service credit for purposes of: (i) eligibility and vesting under any Plan in which the Continuing Employees participate that is maintained, sponsored, contributed to or required to be contributed to or entered into by Parent or any of its Affiliates for the benefit of any current or former employee, officer or other service provider of Parent or any of its Affiliates (each, a “Parent Plan”) and (ii) the level of benefits provided under any Parent Plan in which the Continuing Employees participate that is a vacation, paid-time off or severance plan, in each case, for all periods of employment with the Acquired Companies and their predecessors to the same extent to which such service was recognized by the Acquired Companies under any similar Company Plan, except that no service will be credited to the extent it would result in a duplication of benefits or would not be credited to similarly situated employees of Parent or its Affiliates. Parent shall ensure that any Parent Plans that provide health or welfare benefits shall not deny Continuing Employees (or their eligible dependents) coverage on the basis of a pre-existing condition, actively-at-work requirement or required physical examination, (but only to the extent the same was satisfied or waived under a comparable Company Plan), and shall cause such Parent Plans to credit Continuing Employees (and their eligible dependents) for any deductibles, co-payments and out-of-pocket expenses paid under a comparable Company Plan in the year of initial participation of such individual in each such Parent Plan.

(c) Nothing in this Section 6.14 is intended to or shall (i) be treated as an amendment to, or be construed as amending, any Company Plan, Parent Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by the Acquired Companies, Merger Subsidiary, Parent or any of their respective Affiliates, (ii) prevent Parent or its Affiliates from terminating any Company Plan, Parent Plan, or any other benefit plan in accordance with its terms, (iii) prevent Parent or its Affiliates, after the Closing Date, from terminating the employment of any Continuing Employee or (iv) provide any rights or remedies (including third-party beneficiary rights) on any current or former employee of the Acquired Companies or any beneficiary or dependent thereof.

Section 6.15 Obligations of Parent.

Parent will take all action necessary (a) to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) to ensure that, prior to the Effective Time, Merger Subsidiary shall not conduct any business or make any investments other than as specifically contemplated by this Agreement. Whenever this Agreement requires Merger Subsidiary or the Surviving Corporation to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Subsidiary or the Surviving Corporation to take such action and a guarantee of performance thereof.

Section 6.16 Termination of Agreements.

Except as set forth in Section 6.16 of the Company Disclosure Letter, prior to the Closing, the Company shall, and shall cause its Affiliates (including the Acquired Companies) to cancel and terminate all Affiliate Contracts in effect as of the Closing, including the Securityholders Agreement.

Section 6.17 Contingent Litigation.

(a) The Stakeholder Representative shall, on behalf of the Holders, have the sole right and power to conduct, control, and prosecute all aspects of the Contingent Litigation Proceeding, including entering into any settlement, or appealing the determination of, ceasing to prosecute the Contingent Litigation Proceeding, pursuing injunctive, equitable or other relief in the Contingent Litigation Proceeding or otherwise; provided that any and all Contingent Litigation Costs shall be borne solely by the Stakeholder Representative (on behalf of the Holders) and, to the extent available, out of the Stockholder Reserve Account (or as otherwise agreed by a majority in interest of the Holders) and not by the Acquired Companies; provided, further, that the Company may participate in the Contingent Litigation Proceeding at its sole cost and expense, which cost and expense shall not constitute a Contingent Litigation Cost. Parent and Stakeholder Representative hereby acknowledge and agree that the Stakeholder Representative has obtained from the Acquired Companies’ current legal counsel engaged in connection with the Contingent Litigation Proceeding a revised engagement letter providing that if the Closing occurs (i) the Stakeholder Representative shall be solely responsible for all fees and expenses incurred by the Acquired Companies in connection with the Contingent Litigation Proceeding, (ii) all related invoices will be sent directly to the Stakeholder Representative and (iii) the payment of such invoices shall be the sole responsibility of the Stakeholder Representative (the “Current Revised Engagement Letter”). If the Stakeholder Representative engages any legal counsel in connection with the Contingent Litigation Proceeding other than the Acquired Companies’ current legal counsel as of the date of this Agreement, the Stakeholder Representative shall take all actions necessary to enter into a written agreement with such legal counsel providing for similar terms and conditions regarding payment and Liability as the Current Revised Engagement Letter.

(b) Parent shall, and after the Closing shall cause the Acquired Companies to, reasonably cooperate with the Stakeholder Representative and its counsel in connection with the Contingent Litigation Proceeding.

(c) The Stakeholder Representative shall keep Parent and its counsel advised of the status of the Contingent Litigation Proceeding upon Parent’s request.

(d) Notwithstanding Section 6.17(a), any settlement or compromise of the Contingent Litigation Proceeding shall require the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that no such consent shall be required for any such settlement or compromise that would not impose, directly or indirectly, any injunctive, equitable, legal or other relief obligations on any Acquired Company (other than ministerial obligations of the Acquired Companies with respect to such settlement or compromise).

(e) The Stakeholder Representative shall reimburse Parent or any of the Acquired Companies for any Contingent Litigation Costs incurred by Parent or such Acquired Company, no later than thirty (30) days after receipt of an invoice from Parent or such Acquired Company. Parent or an Acquired Company shall deliver any invoices to the Stakeholder Representative promptly and at least monthly in the case of internal fees and costs.

(f) If any Acquired Company receives any amount in the Contingent Litigation Proceeding, whether such amount results from any damages award issued by a court or any settlement, it shall pay such amount (net of any Contingent Litigation Costs incurred by the Acquired Companies that are outstanding and unpaid as of such time) within ten (10) Business Days of its receipt thereof to the Stakeholder Representative to hold on behalf of the Holders.

(g) Neither the Stakeholder Representative, nor any Holder shall have any voting or dividend rights in the Company or any of the Company’s Subsidiaries in connection with the right to receive any portion of the Contingent Litigation Proceeds. Contingent Litigation Proceeds shall not accrue interest in any event. The right to receive any portion of the Contingent Litigation Proceeds shall not constitute any equity or ownership interest in the Company or any Subsidiary, whether now existing or hereafter formed.

(h) The right to receive any portion of the Contingent Litigation Proceeds shall not be evidenced by a certificate or any other instrument.

Section 6.18 Security Clearance.

Parent and the Company shall, as promptly as practicable after the date of this Agreement, in accordance with the NISPOM and any other applicable U.S. national or industrial security regulations, cooperate in the preparation and submission of any required (a) notification to DSS of the transactions contemplated by this Agreement, and (b) any applicable filings to DSS to address any national security concerns of the United States related to the transactions contemplated by this Agreement.

Section 6.19 RWI Policy.

Prior to Closing, Parent and the Company shall cooperate reasonably and use their commercially reasonable efforts to enable Parent to obtain, on or prior to the Closing Date, the RWI Policy. The premiums and related costs due under the RWI Policy shall be paid by Parent to the applicable insurer at or prior to the Closing Date. Notwithstanding anything in this Agreement to the contrary, Parent and Merger Subsidiary acknowledge and agree that (a) in no event shall the Company or any of its Subsidiaries be required to bear any out-of-pocket cost or expense, pay any fee or incur any Liability or make any commitment or agreement effective in connection with obtaining the RWI Policy; (b) none of Parent, Merger Subsidiary, any Acquired Company or any of their respective Affiliates shall obtain an insurance policy that permits the insurer to seek to or enforce any subrogation rights it might have against any of the Holders as a result of this Agreement or the transactions contemplated hereby other than (to the extent such rights exist under applicable Law) in the event of fraud; (c) the obtaining of the RWI Policy is not a condition to the Closing and Parent and Merger Subsidiary shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger and the transactions contemplated by this Agreement even if the RWI Policy is not obtained at or prior to the Closing; and (d) efforts to obtain the RWI Policy shall not impede or delay the Closing.

Section 6.20 Minute Books.

The Holders shall use their commercially reasonable efforts to transfer any minute books, stock record books (or similar registries) and corporate records of each Acquired Company to the Company prior to the Closing Date.

ARTICLE VII

CONDITIONS TO MERGER

Section 7.1 Conditions to Each Party’s Obligations

The respective obligations of each Party to effect the Merger shall be subject to the following conditions except to the extent waived (to the extent permitted by applicable Law) in writing by Parent and the Company:

(a) Waiting Periods. All waiting periods applicable under the HSR Act shall have expired or been terminated.

(b) No Prohibition. No statute, rule, regulation, injunction, order, decree or other legal restraint shall have been enacted or promulgated which prohibits the consummation of the Merger or the other transactions contemplated by this Agreement and no Action shall have been commenced by any Governmental Entity which would prohibit the consummation of the transactions contemplated by this Agreement.

Section 7.2 Conditions to Obligations of Parent and Merger Subsidiary.

The obligations of Parent and Merger Subsidiary to consummate the Merger shall be subject to the following conditions except to the extent waived in writing by Parent:

(a) Representations and Warranties and Covenants of the Company.

(i) The Company Fundamental Representations shall have been true on the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except, with respect to the representations and warranties in Section 3.5, for de minimis failures in the aggregate to be true and correct;

(ii) The representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations) shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except, in either case, to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date), except for such failures to be true and correct as would not or would not reasonably be expected to, individually or in the aggregate, constitute a Material Adverse Effect, in each case without giving effect to any materiality or Material Adverse Effect qualifications contained therein;

(iii) The Company shall have, in all material respects, performed the obligations and complied with the covenants required by this Agreement to be performed or complied with at or prior to the Closing or, if the Company shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured; and

(iv) The Company shall have delivered to Parent a certificate of the Company, dated the Closing Date, signed on behalf of the Company by an Officer of the Company, to the effect of the foregoing clauses (i), (ii), and (iii) above, as applicable.

(b) Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred, nor shall any changes, events, effects or circumstances have occurred which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Required Stockholder Consent. This Agreement shall have been adopted by the Required Stockholder Consent in accordance with applicable Law and the Company’s Organizational Documents and the Required Stockholder Consent remains in full force and effect and shall not have been modified in any adverse manner.

(d) Dissenting Shares. No more than three percent (3%) of the outstanding capital stock of the Company shall be Dissenting Shares, other than any Dissenting Shares held by a stockholder of the Company who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost his, her or its right to appraisal of such share of Common Stock under Section 262 of the DGCL.

Section 7.3 Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger shall be subject to the following conditions except to the extent waived in writing by the Company:

(a) The representations and warranties of Parent and Merger Subsidiary contained in Sections 4.1, 4.2, 4.7, 4.8 and 4.9 shall have been true on the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date);

(b) The representations and warranties of Parent and Merger Subsidiary contained in Article IV (other than those referred to in Section 7.3(a)(i)) shall have been true and correct on the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date) except for such failures to be true and correct as would not in the aggregate prevent or materially impair or delay consummation by Parent or Merger Subsidiary of the Merger or the other transactions contemplated by this Agreement;

(c) Parent and Merger Subsidiary shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by them at or prior to the Closing or, if Parent or Merger Subsidiary shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured; and

(d) Parent shall have delivered to the Company a certificate of Parent, dated the Closing Date, signed on behalf of Parent by an Officer of Parent, to the effect of the foregoing clauses (a), (b) and (c) above.

ARTICLE VIII

SURVIVAL

Except for the provisions set forth in Article V, Sections 6.2, 6.3, 6.4(b), 6.6, 6.11, 6.14, 6.17, 6.19 and 6.20, Article VIII and Article X, which will survive in accordance with their terms, each representation, warranty, covenant and obligation contained herein and any certificate related to any such representation, warranty, covenant or obligation shall expire at the Effective Time with the consummation of the Merger and shall not survive the Closing, and none of the Company, Parent, Merger Subsidiary, the Holders, nor any of their Affiliates, nor any of their respective Related Persons shall have any Liability whatsoever with respect to any such representation, warranty, covenant or obligation that expires; provided that no Party or Holder shall be relieved of any Liability for Fraud by such Person.

ARTICLE IX

TERMINATION

Section 9.1 Termination of Agreement.

This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Parent and the Company;

(b) by the written notice of the Company to Parent if the Closing shall not have occurred on or before the date that is the sixtieth (60th) day after the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company if the failure of the Company to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that if any condition set forth in Section 7.1(a) has not been satisfied as of the Outside Date, the Company may, in its sole discretion, extend the Outside Date on one or more occasions for an aggregate number of sixty (60) additional days upon written notice given to Parent at any time;

(c) by the written notice of Parent to the Company if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Parent if the failure of Parent or Merger Subsidiary to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that if any condition set forth in Section 7.1(a) has not been satisfied as of the Outside Date, Parent may, in its sole discretion, extend the Outside Date on one or more occasions for an aggregate number of sixty (60) additional days upon written notice given to the Company at any time;

(d) by either the Company or Parent, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Entity shall have issued an Order or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other Action shall have become final and non-appealable, unless the failure to consummate the Closing because of such Action by a Governmental Entity shall be due to the failure of Parent or Merger Subsidiary, if Parent is seeking to terminate this Agreement, or of the Company, if the Company is seeking to terminate this Agreement, to have fulfilled any of its obligations under this Agreement;

(e) by written notice of the Company to Parent if (x) Parent or Merger Subsidiary shall have breached any of the covenants or agreements contained in this Agreement to be complied with by it such that the condition set forth in Section 7.3(a) could not be satisfied, or (y) there exists a breach of any representation or warranty of Parent or Merger Subsidiary contained in this Agreement such that the condition set forth in Section 7.3(b) could not be satisfied and, in the case of either (x) or (y), such breach is incapable of being cured by the Outside Date; provided that the Company may not terminate pursuant to this Section 9.1(e) if Parent’s or Merger Subsidiary’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(f) by written notice of Parent to the Company if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the condition set forth in Section 7.2(a)(ii) could not be satisfied, or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the condition set forth in Section 7.2(a)(i) could not be satisfied and, in the case of (x) or (y), such breach is incapable of being cured by the Outside Date; provided that Parent may not terminate pursuant to this Section 9.1(f) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent.

Section 9.2 Effect of Termination.

If this Agreement is terminated pursuant to Section 9.1 hereof, (a) all rights and obligations of the Parties hereunder shall terminate and no Party shall have any Liability to the other Parties, except for obligations of the Parties in Section 6.2, Section 6.3, Section 9.2, Section 10.1, Section 10.2, Section 10.3, Section 10.4, Section 10.5, Section 10.7, Section 10.12 and Section 10.13 which shall survive the termination of this Agreement and (b) termination shall not relieve any Party from Liability for any intentional or willful breaches of this Agreement prior to the date of such termination.

ARTICLE X

MISCELLANEOUS

Section 10.1 Assignment; Binding Effect.

This Agreement and the rights hereunder are not assignable unless (a) such assignment is consented to in writing by Parent, the Company and the Stakeholder Representative, or (b) Parent assigns its rights, in whole or in part, to one or more Affiliates of Parent and provides written notice of same to the Company, but in the case of clause (b) above, no such assignment will relieve the Company or Parent of their respective obligations under this Agreement. Notwithstanding the foregoing, Parent may without such consent and upon written notice to the Company assign its rights hereunder or under any instrument executed or delivered in connection herewith as collateral security to any lender or any other debt financing source providing financing in connection with the transactions contemplated hereby, which assignment shall not relieve Parent of its obligations hereunder. This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.2 Release.

This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are signatories as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Person. For the avoidance of doubt, except to the extent a signatory party to this Agreement (and then only to the extent of the specific obligations undertaken by such signatory party herein and not otherwise), and except as expressly set forth in this Agreement or any Transaction Agreement, Parent and the Company agree and acknowledge that no recourse under this Agreement (including any representation or warranty made in or in connection with this Agreement or agreement, covenant or any other documents or instruments delivered in connection with this Agreement or other obligation or liabilities of any one or more of the Parent, Merger Subsidiary, the Company or the Stakeholder Representative under this Agreement) or the transactions contemplated hereby shall be had against any Related Persons of the Company, any Holder or any Affiliate or assignee thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that, except as expressly set forth in this Agreement or any Transaction Agreement, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Persons of the Company, any Holder, any Affiliate or the Stakeholder Representative or assignee thereof, as such, for any obligation under this Agreement, or pursuant to any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation. Each party hereto waives and releases all such liabilities, claims and obligations against any such Related Persons. Notwithstanding the foregoing, no Party or Holder shall be relieved of any Liability for Fraud by such Person. This Section 10.2 shall not be terminated or modified in such a manner as to adversely affect any beneficiary of this Section 10.2 without the express written consent of such affected beneficiary (it being expressly agreed that the Related Persons of this Section 10.2 shall be express third-party beneficiaries of this Section 10.2).

Section 10.3 Choice of Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereunder.

Section 10.4 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT EXCLUSIVELY IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF DELAWARE, COUNTY OF NEW CASTLE. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 10.5; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH JUDICIAL PROCEEDING OR OTHER ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 10.5 Notices.

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) when sent by facsimile (with written confirmation of transmission), (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt) or (d) when sent by e-mail, provided that an additional copy is delivered one (1) Business Day thereafter in accordance with the delivery methods set forth in the preceding clauses (a) or (c), in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, prior to Closing, to:

Wyle Inc.
c/o Court Square Capital Partners Park Avenue Plaza 55 East 52nd Street, 34th Floor
New York, NY 10055
Attn:	Kevin D. Brown
Fax:	(212) 752-6184
Email:	Kbrown@courtsquare.com

and with a copy to:

Dechert LLP
Cira Centre
2929 Arch Street Philadelphia, PA 19104
Attn:	Geraldine A. Sinatra
Eric S. Siegel
Fax:	(215) 994-2222
Email:	geraldine.sinatra@dechert.com
eric.siegel@dechert.com

If to Parent, and if to the Surviving Corporation after the Closing, to:

KBR, Inc.
601 Jefferson Avenue
Houston, Texas 77002
Attn:	Executive Vice President and General Counsel
Fax:	(713) 753-2017
Email:	eileen.akerson@kbr.com

with a copy to:

Hogan Lovells US LLP
Park Place II, Ninth Floor 7930 Jones Branch Drive McLean, Virginia 22102
Attn:	Carine Stoick
Fax:	(703) 610-6215
Email:	carine.stoick@hoganlovells.com

If to the CSC Stockholders or to the Stakeholder Representative, to:

CSC Shareholder Services LLC
c/o Court Square Capital Partners
Park Avenue Plaza

55 East 52nd Street, 34th Floor
New York, NY 10055
Attn:	Kevin D. Brown
Fax:	(212) 752-6184
Email:	Kbrown@courtsquare.com

and with a copy to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attn:	Geraldine A. Sinatra
Eric S. Siegel
Fax:	(215) 994-2222
Email:	geraldine.sinatra@dechert.com
eric.siegel@dechert.com

Section 10.6 Headings.

The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.7 Fees and Expenses.

Except as otherwise specified in this Agreement, each Party hereto shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated by this Agreement, it being agreed that Transaction Expenses may be paid by the Company prior to the Closing or after the Closing so long as any Transaction Expenses that are not paid prior to the Closing are taken into account in computing Unpaid Transaction Expenses.

Section 10.8 Entire Agreement.

This Agreement (including the Exhibits hereto and the Company Disclosure Letter) and the other Transaction Agreements constitute the entire agreement between the Parties hereto with respect to the subject matters hereof and thereof and supersede all prior agreements and understandings between the Parties with respect to such subject matters; provided, however, that this Agreement and the other Transaction Agreements shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.9 Interpretation.

(a) When a reference is made to an Article or Section, such reference shall be to an Article or Section of or to this Agreement unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(d) References to “dollars” or “$” are to U.S. dollars.

(e) The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(f) This Agreement was prepared jointly by the Parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation.

(g) References to documents or other materials “provided” or “made available” to Parent or Merger Subsidiary or similar phrases shall mean that such documents or other materials were delivered to Parent or Merger Subsidiary or their respective representatives or were present in the online data room (the “Data Room”) maintained by the Company for purposes of the transactions contemplated by this Agreement prior to the date hereof.

Section 10.10 Disclosure.

The inclusion of information in any Section of the Company Disclosure Letter shall not be construed as an admission that such information is material or that such matter actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable. The disclosure of any matter in one section of the Company Disclosure Letter shall be deemed disclosed with respect to any other section of the Company Disclosure Letter, notwithstanding the omission of a cross reference thereto, to the extent the relevance of such matter to such section is reasonably apparent. The Company Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and nothing contained therein constitutes a representation, warranty or covenant of any Party, except as and to the extent provided in the Agreement.

Section 10.11 Waiver and Amendment.

This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the Company, Parent and the Stakeholder Representative; provided, however, that after the Company Stockholder Consent is executed and delivered by the CSC Stockholders, there shall be no amendment or waiver that, pursuant to applicable law, requires further approval of the CSC Stockholders, without the receipt of such further approvals. Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.12 Third-Party Beneficiaries.

This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and, except for Sections 6.4(b), 6.6 and 6.19, Article VIII and Sections 10.2 and 10.19, nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder.

Section 10.13 Enforcement.

Each of the Company, on one hand, and Parent and Merger Subsidiary, on the other hand, acknowledges that the rights of each Party to consummate the Merger are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages will be inadequate and the non-breaching Party will have no adequate remedy at Law. Accordingly, the Parties agree that such non-breaching Party shall have the right to obtain, in addition to any other rights and remedies existing in their favor at Law or in equity, specific performance, injunctive relief and other equitable relief (without posting of bond or other security) to enforce their rights and the other Parties’ obligations hereunder. In the event that any Action should be brought in equity to enforce any of the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense, that there is an adequate remedy under applicable Law. Parent and Merger Subsidiary acknowledge that, prior to the Closing or the earlier valid termination of this Agreement pursuant to Section 9.1, the Company will have the right to specifically enforce the obligations of Parent and Merger Subsidiary to consummate the Merger on the terms and pursuant to the conditions of this Agreement. Except as otherwise provided herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. If any Action for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that Action, in addition to any other relief to which it may be entitled.

Section 10.14 Severability.

If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.15 Counterparts; Signatures.

This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the Parties notwithstanding the fact that all Parties are not signatory to the original or the same counterpart. For purposes of this Agreement, e-mail, facsimile or other electronic signatures shall be deemed originals, and the Parties agree to exchange original signatures as promptly as possible.

Section 10.16 No Right of Setoff.

No Party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder against any amounts owed hereunder by such Persons to the other Parties or any of such other Parties’ Affiliates.

Section 10.17 Time is of the Essence.

Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day which is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

Section 10.18 Stakeholder Representative.

(a) The adoption of this Agreement and the approval of the Merger by the Stockholders of Common Stock shall constitute the grant to the Stakeholder Representative of the full power and authority to act as agent and attorney-in-fact, with full power of substitution to act in the name, place and of each Represented Party’s stead with respect to the transactions contemplated by, and all the terms and provisions of, this Agreement and to act on such Represented Party’s behalf in any dispute, litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, and execute all such agreements, certificates, instruments or other documents, as the Stakeholder Representative shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement, including the power to (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered in connection herewith, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, (iii) receive service of process in connection with any claims under this Agreement, (iv) agree to negotiate, enter into settlements and compromises of, assume the defense of claims, demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims and to take all actions necessary or appropriate in the sole judgment of the Stakeholder Representative for the accomplishment of the foregoing, (v) conduct, control, prosecute and settle the Contingent Litigation Proceeding, and to take all actions necessary or appropriate in the sole judgment of the Stakeholder Representative for the accomplishment of the foregoing, (vi) give and receive notices and communications, (vii) authorize delivery to Parent of funds from the Stockholder Reserve Account or any portion thereof in satisfaction of any claims brought by Parent, (viii) receive and distribute the consideration payable hereunder, including payments from the Stockholder Reserve Account and any earnings and proceeds thereon, (ix) pay expenses incurred in connection with the transactions contemplated hereby out of the Stockholder Reserve Account, (x) holdback from the consideration payable hereunder any amounts necessary or appropriate in the judgment of the Stakeholder Representative, including any expenses to be paid to the Stakeholder Representative by the Stockholders and (xi) take all actions (or refrain from taking actions) necessary or appropriate in the judgment of the Stakeholder Representative as agent for and on behalf of the Represented Parties in connection with this Agreement.

(b) The appointment of the Stakeholder Representative shall be deemed coupled with an interest and is hereby irrevocable. The provisions of this Section 10.18 are independent and severable, shall constitute an irrevocable power of attorney, coupled with an interest and surviving death or dissolutions, granted by the Represented Parties to the Stakeholder Representative, and shall be binding upon the executors, heirs, legal representatives, successors and assigns of each such Represented Party.

(c) From time to time when the Stakeholder Representative determines, in the sole judgment of the Stakeholder Representative, that it is holding on behalf of the Holders (through the Stockholder Reserve Account) amounts in excess of that needed to cover the Stakeholder Representative for any Damage, fees, costs or expenses arising (or that may arise) from the performance of the duties of the Stakeholder Representative hereunder, the Stakeholder Representative shall distribute to each Holder such Holder’s Adjusted Share Distribution Amount or Adjusted Option Distribution Amount, as the case may be, of such excess amounts.

(d) The Stakeholder Representative shall act for the Represented Parties on all of the matters set forth in this Agreement in the manner the Stakeholder Representative reasonably believes to be in the best interest of the Represented Parties and consistent with their obligations under this Agreement, and shall not waive, amend or otherwise modify this Agreement, waive any condition contained herein, enter into or execute any agreement, certificate, instrument or other document, or do or refrain from doing any other act or deed, that has the effect of adversely and disproportionately impacting any Represented Party relative to the other Represented Parties in a manner that is inconsistent with the relative rights of such disproportionately impacted Represented Party under this Agreement, without the prior written consent of such Represented Party. The Stakeholder Representative shall not be responsible to the Represented Parties for any Damages they may suffer by reason of the performance by the Stakeholder Representative of the duties of the Stakeholder Representative under this Agreement, other than Damage arising from a willful and knowing violation of the Law or this Agreement by the Stakeholder Representative.

(e) Each Represented Party agrees to indemnify and hold harmless the Stakeholder Representative from, and promptly reimburse the Stakeholder Representative for, any Damages arising from the performance of the duties of the Stakeholder Representative hereunder, including the cost of any legal counsel or accountants retained by the Stakeholder Representative on behalf of the Represented Parties or otherwise, but excluding any Damages arising from a willful and knowing violation of the Law or this Agreement by the Stakeholder Representative.

(f) All actions, decisions and instructions of the Stakeholder Representative taken, made or given pursuant to the authority granted to the Stakeholder Representative pursuant to this Section 10.18 shall be conclusive and binding upon each Represented Party, and no Represented Party shall have the right to object to, dissent from, protest or otherwise contest the same.

(g) Parent and the Company shall be entitled to rely exclusively upon the communications of the Stakeholder Representative relating to the foregoing as the communications of the Represented Parties. Neither Parent nor the Company (x) need be concerned with the authority of the Stakeholder Representative to act as agent for and on behalf of all Represented Parties hereunder or (y) shall be held liable or accountable in any manner for any act or omission of the Stakeholder Representative in such capacity.

(h) Notwithstanding anything to the contrary in this Section 10.18, the provisions of this Section 10.18 do not affect any right of Parent hereunder or create any obligation on the part of Parent. The Represented Parties shall bear full responsibility for any and all obligations arising pursuant to this Section 10.18.

Section 10.19 Conflict Waiver.

Each of Dechert LLP and Perkins Coie LLP has represented the Company and certain Stockholders. All parties to this Agreement recognize the commonality of interest that exists and will continue to exist between the Company and the Stockholders until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, Parent and the Company hereby agree, on their own behalf and on behalf of their Subsidiaries, directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (the “Waiving Parties”), that (a) it shall not, and shall not cause the Company to, seek to have Dechert LLP or Perkins Coie LLP disqualified from representing any Stockholder or any Stockholder’s Affiliate (the “Stockholder Group”) in connection with any Action that may arise between the Stockholder Group and Parent or the Company primarily in connection with the negotiation, preparation, execution and delivery of the Transaction Agreements and the consummation of the transactions contemplated thereby, and (b) in connection with any such Action, any member of the Stockholder Group involved in such Action (and not Parent or the Company) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company and Dechert LLP and/or Perkins Coie LLP that occurred prior to the Closing. Each of Parent, Merger Subsidiary and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Stockholder Group and their counsel, including Dechert LLP and Perkins Coie LLP, made primarily in connection with the negotiation, preparation, execution, delivery and performance under, the Transaction Agreements or the transactions contemplated thereby shall be deemed privileged communications between the Stockholder Group and such counsel, and such privilege shall survive the Closing and shall remain in effect, provided that any such privilege, from and after the Closing, shall belong to the Stockholder Group (excluding the Acquired Companies) and shall not pass to or be claimed by the Company or any of its Affiliates, and none of Parent, Merger Subsidiary, the Company or any of the Waiving Parties or any Person purporting to act on behalf of or through any of them, will seek to obtain the same by any process. Parent and the Company acknowledge that the foregoing provision applies whether or not Dechert LLP or Perkins Coie LLP provides legal services to the Acquired Companies after the Closing Date. The Parties understand and specifically agree that Dechert LLP and Perkins Coie LLP may withdraw from representing the Acquired Companies and continue to represent the Stockholder Group (subject to applicable Law and ethical obligations and requirements), even if the interests of the Stockholder Group, and the interests of the Acquired Companies are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement or the transactions contemplated hereby, and even though Dechert LLP and Perkins Coie LLP may have represented the Acquired Companies in a matter substantially related to such dispute or may be handling ongoing matters for the Acquired Companies, and Parent hereby consents thereto and waives any conflict of interest arising therefrom. Each of Dechert LLP and Perkins Coie LLP shall be an express third-party beneficiary of this Section 10.19.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed the day and year first above written.

PARENT:	KBR HOLDINGS, LLC

	By:	/s/ Stuart Bradie
		Name:	Stuart Bradie
		Title:	President

MERGER SUBSIDIARY:	ROAD RUNNER MERGER SUB, INC.

	By:	/s/ Brian Ferraioli
		Name:	Brian Ferraioli
		Title:	Executive Vice President

THE COMPANY:	WYLE INC.

	By:	/s/ Roger Wiederkehr
		Name:	Roger Wiederkehr
		Title:	Chief Executive Officer

STAKEHOLDER REPRESENTATIVE:	CSC SHAREHOLDER SERVICES LLC

	By:	/s/ David Thomas
		Name:	David Thomas
		Title:	Managing Partner

[Signature Page to the Agreement and Plan of Merger]